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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               DATE: MAY 8, 2001

                                     UBS AG
                              (REGISTRANT'S NAME)

                  BAHNHOFSTRASSE 45, ZURICH, SWITZERLAND, AND
                     AESCHENVORSTADT 1, BASEL, SWITZERLAND
                             (REGISTRANT'S ADDRESS)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F  [X]                  Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Following are audited condensed consolidated financial statements of PaineWebber Group Inc. ("PW Group") for the years ended December 31, 1999, 1998 and 1997, and unaudited condensed consolidated financial statements of PW Group for the quarters ended March 31, June 30 and September 30, 2000.

                  PAINE WEBBER GROUP INC. FINANCIAL STATEMENTS

                  YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

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                       CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,                                 1999          1998          1997
------------------------                              ----------    ----------    ----------
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
REVENUES
Commissions.........................................  $1,948,959    $1,641,283    $1,496,791
Principal transactions..............................   1,110,080       868,807     1,055,648
Asset management....................................     911,099       713,570       542,755
Investment banking..................................     558,224       530,972       460,001
Interest............................................   3,123,440     3,352,708     2,963,124
Other...............................................     170,951       142,242       138,633
                                                      ----------    ----------    ----------
  Total revenues....................................   7,822,753     7,249,582     6,656,952
Interest expense....................................   2,532,578     2,844,468     2,544,550
                                                      ----------    ----------    ----------
  Net revenues......................................   5,290,175     4,405,114     4,112,402
                                                      ----------    ----------    ----------
NON-INTEREST EXPENSES
Compensation and benefits...........................   3,049,568     2,601,364     2,420,296
Office and equipment................................     352,712       301,845       275,532
Communications......................................     168,071       154,272       153,285
Business development................................     122,678       103,287        82,099
Brokerage, clearing and exchange fees...............      95,211        97,430        86,808
Professional services...............................     136,758       123,265       129,066
Other...............................................     330,375       308,644       292,209
                                                      ----------    ----------    ----------
  Total non-interest expenses.......................   4,255,373     3,690,107     3,439,295
                                                      ----------    ----------    ----------
Income before taxes and minority interest...........   1,034,802       715,007       673,107
Provision for income taxes..........................     373,959       249,208       228,626
                                                      ----------    ----------    ----------
Income before minority interest.....................     660,843       465,799       444,481
Minority interest...................................      32,244        32,244        29,032
Net income..........................................  $  628,599    $  433,555    $  415,449
                                                      ----------    ----------    ----------
Dividends and amortization of discount on preferred
  stock.............................................      22,802        23,647        29,513
Unamortized discount charged to equity on redemption
  of preferred stock................................      59,883            --            --
                                                      ----------    ----------    ----------
Net income applicable to common shares..............  $  545,914    $  409,908    $  385,936
                                                      ==========    ==========    ==========
EARNINGS PER COMMON SHARE (1)
Basic...............................................  $     3.77    $     2.91    $     2.84
Diluted.............................................  $     3.56    $     2.72    $     2.56
                                                      ----------    ----------    ----------

---------------

(1) The 1999 amounts reflect the effect of the unamortized discount of $59,883 charged to stockholders' equity resulting from the redemption of preferred stock on December 16, 1999.

See Notes to Consolidated Financial Statements.

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                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                        DECEMBER 31,                             1999           1998
                        ------------                          -----------    -----------
(IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)
ASSETS
Cash and cash equivalents...................................  $   176,401    $   228,359
Cash and securities segregated and on deposit for federal
  and other regulations.....................................      823,059        631,272
Financial instruments owned.................................   21,144,830     20,021,351
Securities received as collateral...........................    1,079,976      1,189,331
Securities purchased under agreements to resell.............   15,923,948     14,217,062
Securities borrowed.........................................   10,526,638      8,717,476
Receivables:
  Clients, net of allowance for doubtful accounts of $30,039
     and $20,496 in 1999 and 1998, respectively.............    8,918,069      6,667,055
  Brokers and dealers.......................................      701,497        634,825
  Dividends and interest....................................      376,380        306,998
  Fees and other............................................      291,991        267,741
Office equipment and leasehold improvements, net of
  accumulated depreciation and amortization of $527,718 and
  $431,460 in 1999 and 1998, respectively...................      579,819        434,895
Other assets................................................    1,069,768        859,556
                                                              -----------    -----------
                                                              $61,612,376    $54,175,921
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term borrowings.......................................  $ 1,884,250    $ 1,417,783
Financial instruments sold, not yet purchased...............    7,099,208      5,177,099
Securities sold under agreements to repurchase..............   25,740,196     23,948,872
Securities loaned...........................................    5,661,200      4,969,638
Obligation to return securities received as collateral......    1,079,976      1,189,331
Payables:
  Clients...................................................    7,742,759      6,691,316
  Brokers and dealers.......................................      295,262        533,621
  Dividends and interest....................................      410,196        294,431
  Other liabilities and accrued expenses....................    1,779,984      1,642,682
Accrued compensation and benefits...........................    1,384,512      1,032,838
Long-term borrowings........................................    5,223,826      4,255,802
                                                              -----------    -----------
                                                               58,301,369     51,153,413
Commitments and contingencies
Company-Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts holding solely Company
  Guaranteed Related Subordinated Debt......................      393,750        393,750
Redeemable Preferred Stock..................................           --        189,815
Stockholders' equity:
  Common stock, $1 par value, 400,000,000 shares authorized;
     issued 193,145,152 shares and 191,047,151 shares in
     1999 and 1998, respectively............................      193,145        191,047
  Additional paid-in capital................................    1,672,085      1,525,938
  Retained earnings.........................................    2,171,080      1,689,386
  Treasury stock, at cost; 47,557,064 shares and 45,527,707
     shares in 1999 and 1998, respectively..................   (1,113,736)      (962,792)
  Accumulated other comprehensive income....................       (5,317)        (4,636)
                                                              -----------    -----------
                                                                2,917,257      2,438,943
                                                              -----------    -----------
                                                              $61,612,376    $54,175,921
                                                              ===========    ===========

See Notes to Consolidated Financial Statements.

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           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                             6%
                                                         CUMULATIVE
                                                         CONVERTIBLE                  ADDITIONAL
                                                         REDEEMABLE        COMMON      PAID-IN
                                                       PREFERRED STOCK     STOCK       CAPITAL
                                                       ---------------    --------    ----------
BALANCE AT DECEMBER 31, 1996.........................     $ 100,000       $162,537    $  792,215
                                                          =========       ========    ==========
  Net income.........................................
  Foreign currency translation.......................
Total comprehensive income, year ended December 31,
  1997...............................................
Dividends declared:
  Common stock, $.41 per share.......................
  Redeemable Preferred Stock, $9.00 per share........
  Convertible Preferred Stock, $6.00 per share.......
Employee stock transactions..........................                        3,528        14,164
Restricted stock awards..............................                         (857)       83,599
Conversion of Convertible Preferred Stock............      (100,000)                     (69,443)
Conversion of debentures.............................                                    (14,633)
Tax benefit relating to employee compensation
  programs...........................................                                     58,738
Other................................................                                     (1,811)
Repurchases of common stock:
  Kidder-related repurchase..........................                       23,250       542,500
  Other..............................................
                                                          ---------       --------    ----------
BALANCE AT DECEMBER 31, 1997.........................            --       $188,458    $1,405,329
                                                          =========       ========    ==========
  Net income.........................................
  Foreign currency translation.......................
Total comprehensive income, year ended December 31,
  1998...............................................
Dividends declared:
  Common stock, $.44 per share.......................
Redeemable Preferred Stock, $9.00 per share..........
Employee stock transactions..........................                        2,954        27,999
Restricted stock awards..............................                         (368)       31,800
Conversion of debentures.............................                                    (15,757)
Tax benefit relating to employee compensation
  programs...........................................                                     70,425
Other................................................                            3         6,142
Repurchases of common stock..........................
                                                          ---------       --------    ----------
BALANCE AT DECEMBER 31, 1998.........................            --       $191,047    $1,525,938
                                                          =========       ========    ==========
  Net income.........................................
  Foreign currency translation.......................
Total comprehensive income, year ended December 31,
  1999...............................................
Dividends declared:
  Common stock, $.44 per share.......................
  Redeemable Preferred Stock, $9.00 per share........
Employee stock transactions..........................                        2,330        49,937
Restricted stock awards..............................                         (235)       50,051
Tax benefit relating to employee compensation
  programs...........................................                                     45,699
Unamortized discount on redemption of preferred
  stock..............................................
Other................................................                            3           460
Repurchases of common stock..........................
                                                          ---------       --------    ----------
BALANCE AT DECEMBER 31, 1999.........................            --       $193,145    $1,672,085
                                                          =========       ========    ==========

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           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    ACCUMULATED                                   NUMBER OF
                                                                       OTHER           TOTAL                       SHARES
                                         RETAINED     TREASURY     COMPREHENSIVE   STOCKHOLDERS'     COMMON       TREASURY
                                         EARNINGS       STOCK         INCOME          EQUITY          STOCK         STOCK
                                        ----------   -----------   -------------   -------------   -----------   -----------
BALANCE AT DECEMBER 31, 1996..........  $1,009,448   $  (331,907)     $(1,868)      $1,730,425     162,537,267   (23,049,351)
                                        ==========   ===========      =======       ==========     ===========   ===========
  Net income..........................     415,449                                     415,449
  Foreign currency translation........                                 (3,622)          (3,622)
Total comprehensive income, year ended
  December 31, 1997...................                                                 411,827
                                                                                    ----------
Dividends declared:
  Common stock, $.41 per share........     (54,418)                                    (54,418)
  Redeemable Preferred Stock, $9.00
    per share.........................     (22,500)                                    (22,500)
  Convertible Preferred Stock, $6.00
    per share.........................      (6,000)                                     (6,000)
Employee stock transactions...........                                                  17,692       3,528,030
Restricted stock awards...............                     5,061                        87,803        (857,214)      271,716
Conversion of Convertible Preferred
  Stock...............................                   169,443                            --                     8,273,600
Conversion of debentures..............                    34,721                        20,088                     2,224,209
Tax benefit relating to employee
  compensation programs...............                                                  58,738
Other.................................      (1,013)         (400)                       (3,224)                     (312,485)
Repurchases of common stock:
  Kidder-related repurchase...........                  (784,750)                     (219,000)     23,250,000   (32,250,000)
  Other...............................                   (90,468)                      (90,468)                   (3,715,477)
                                        ----------   -----------      -------       ----------     -----------   -----------
BALANCE AT DECEMBER 31, 1997..........  $1,340,966   $  (998,300)     $(5,490)      $1,930,963     188,458,083   (48,557,788)
                                        ==========   ===========      =======       ==========     ===========   ===========
  Net income..........................     433,555                                     433,555
  Foreign currency translation........                                    854              854
                                                                                    ----------
Total comprehensive income, year ended
  December 31, 1998...................                                                 434,409
Dividends declared:
  Common stock, $.44 per share........     (61,488)                                    (61,488)
  Redeemable Preferred Stock, $9.00
    per share.........................     (22,500)                                    (22,500)
Employee stock transactions...........                                                  30,953       2,953,503
Restricted stock awards...............                    57,534                        88,966        (367,921)    2,725,525
Conversion of debentures..............                    30,061                        14,304                     1,454,707
Tax benefit relating to employee
  compensation programs...............                                                  70,425
Other.................................      (1,147)       15,526                        20,524           3,486       982,919
Repurchases of common stock...........                   (67,613)                      (67,613)                   (2,133,070)
                                        ----------   -----------      -------       ----------     -----------   -----------
BALANCE AT DECEMBER 31, 1998..........  $1,689,386   $  (962,792)     $(4,636)      $2,438,943     191,047,151   (45,527,707)

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           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    ACCUMULATED                                   NUMBER OF
                                                                       OTHER           TOTAL                       SHARES
                                         RETAINED     TREASURY     COMPREHENSIVE   STOCKHOLDERS'     COMMON       TREASURY
                                         EARNINGS       STOCK         INCOME          EQUITY          STOCK         STOCK
                                        ----------   -----------   -------------   -------------   -----------   -----------
                                        ==========   ===========      =======       ==========     ===========   ===========
  Net income..........................     628,599                                     628,599
  Foreign currency translation........                                   (681)            (681)
                                                                                    ----------
Total comprehensive income, year ended
  December 31, 1999...................                                                 627,918
Dividends declared:
  Common stock, $.44 per share........     (64,220)                                    (64,220)
  Redeemable Preferred Stock, $9.00
    per share.........................     (21,562)                                    (21,562)
Employee stock transactions...........                    32,775                        85,042       2,329,596     1,484,938
Restricted stock awards...............                    86,546                       136,362        (235,081)    3,733,981
Tax benefit relating to employee
  compensation programs...............                                                  45,699
Unamortized discount on redemption of
  preferred stock.....................     (59,883)                                    (59,883)
Other.................................      (1,240)          346                          (431)          3,486        15,751
Repurchases of common stock...........                  (270,611)                     (270,611)                   (7,264,027)
                                        ----------   -----------      -------       ----------     -----------   -----------
BALANCE AT DECEMBER 31, 1999..........  $2,171,080   $(1,113,736)     $(5,317)      $2,917,257     193,145,152   (47,557,064)
                                        ==========   ===========      =======       ==========     ===========   ===========

See Notes to Consolidated Financial Statements.

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                     CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                        1999            1998            1997
------------------------                                     -----------     -----------     -----------
(IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.................................................  $   628,599     $   433,555     $   415,449
Adjustments to reconcile net income to cash used for
  operating activities:
Noncash items included in net income:
  Depreciation and amortization............................       99,723          74,296          68,700
  Deferred income taxes....................................      (74,097)        (43,118)       (119,934)
  Amortization of deferred charges.........................       59,138          84,932         105,911
  Stock-based compensation.................................      136,362          88,966          87,803
(Increase) decrease in operating receivables:
  Clients..................................................   (2,260,557)       (999,221)     (1,343,942)
  Brokers and dealers......................................      (66,672)       (139,970)       (221,118)
  Dividends and interest...................................      (69,382)         30,411          13,387
  Fees and other...........................................      (24,250)        135,834        (267,030)
Increase (decrease) in operating payables:
  Clients..................................................    1,051,443       1,638,800         169,172
  Brokers and dealers......................................     (238,359)        265,571          62,613
  Dividends and interest...................................      115,765         (48,960)         58,050
  Other....................................................      523,330         408,672         393,127
(Increase) decrease in:
  Cash and securities on deposit...........................     (191,787)        (62,134)        (69,377)
  Financial instruments owned..............................   (1,091,755)     (3,041,221)        456,731
  Securities purchased under agreements to resell..........   (1,706,886)      7,345,677        (815,908)
  Securities borrowed......................................   (1,809,162)        855,711      (2,192,813)
  Other assets.............................................     (196,808)         16,726        (165,625)
Increase (decrease) in:
  Financial instruments sold, not yet purchased............    1,922,109      (1,925,045)        480,253
  Securities sold under agreements to repurchase...........    1,791,324      (5,680,030)        831,626
  Securities loaned........................................      691,562         235,677       1,274,101
                                                             -----------     -----------     -----------
  Cash used for operating activities.......................     (710,360)       (324,871)       (778,824)
                                                             ===========     ===========     ===========
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for:
  Office equipment and leasehold improvements..............     (252,186)       (181,417)        (90,947)
                                                             -----------     -----------     -----------
  Cash used for investing activities.......................     (252,186)       (181,417)        (90,947)
                                                             ===========     ===========     ===========
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (payments on):
  Short-term borrowings....................................      466,467        (248,433)        328,570
Proceeds from:
  Long-term borrowings.....................................    1,414,997       1,148,860         822,011
  Employee stock transactions..............................       85,042          45,257          72,820
  Issuances of Preferred Trust Securities..................           --              --         198,750
Payments for:
  Long-term borrowings.....................................     (449,525)       (293,223)       (207,863)
  Repurchases of common stock..............................     (270,611)        (67,613)       (411,668)
  Preferred stock transactions.............................     (250,000)             --              --
  Dividends................................................      (85,782)        (83,988)        (82,918)
                                                             -----------     -----------     -----------
  Cash provided by financing activities....................      910,588         500,860         719,702
                                                             -----------     -----------     -----------
  Decrease in cash and cash equivalents....................      (51,958)         (5,428)       (150,069)
  Cash and cash equivalents, beginning of year.............      228,359         233,787         383,856
                                                             -----------     -----------     -----------
  Cash and cash equivalents, end of year...................  $   176,401     $   228,359     $   233,787
                                                             ===========     ===========     ===========

See Notes to Consolidated Financial Statements.

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                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (In thousands of dollars except share and per share amounts)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

Paine Webber Group Inc. ("PWG") is a holding company which, together with its operating subsidiaries (collectively, the "Company"), forms one of the largest full-service securities firms in the industry. The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients.

The consolidated financial statements include the accounts of PWG and its wholly owned subsidiaries, including its principal subsidiary PaineWebber Incorporated ("PWI"). All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current year presentations. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Financial Instruments Owned and Sold, Not Yet Purchased

Financial instruments used in the Company's trading activities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value or amounts approximating fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations, price activity of similar instruments and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments and other economic measurements.

Related revenues and expenses are recorded in the accounts on a trade date basis. Unrealized gains and losses from marking-to-market trading instruments daily are included in principal transactions revenues. Realized gains and losses on trading instruments and any related interest amounts are included in principal transactions revenues and interest revenues and expenses, respectively.

Equity and debt securities purchased in connection with the Company's principal investing activities, as well as investments in partnerships and other entities that invest in financial instruments, in which there are no available market quotations or may be otherwise restricted, are reported at cost or estimated net realizable value. Realized and unrealized gains and losses are included in principal transactions revenues.

  Derivative Financial Instruments

A derivative instrument is typically defined as a contractual agreement whose value is "derived" from an underlying asset, rate or index and includes products such as forwards, futures, swaps or option contracts and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities and structured notes. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's market risk management and trading activities, the Company may enter into a derivative contract to manage the risk arising from other financial instruments or to take a

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          (In thousands of dollars except share and per share amounts)

position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

A large portion of the Company's derivative financial instruments are "to be announced" mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short-term with maturity or settlement dates ranging from 30 to 90 days.

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded on the Consolidated Statement of Financial Condition in financial instruments owned or financial instruments sold, not yet purchased, and the related profit or loss reflected in principal transactions revenues on the Consolidated Statement of Income. The fair value of an exchange-traded derivative, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

The Company also enters into interest rate swaps to modify the interest rate characteristics of its outstanding fixed rate debt. These agreements generally involve the exchange between the Company and its counterparties of amounts based on a fixed interest rate for amounts based on a variable interest rate over the life of the agreement without the exchange of the notional amount upon which the payments are based. The Company accounts for interest rate swap agreements used for hedging purposes on the accrual method. The difference to be paid or received on the swap agreements is accrued as an adjustment to interest expense as incurred. The related receivable from or payable to counterparties is reflected as an asset or liability, accordingly. The fair values of the swap agreements are not recognized in the financial statements. Any gains and losses on early terminations of swap agreements are deferred as an adjustment to the carrying amount of the debt and amortized as an adjustment to interest expense over the remaining term of the original contract life of the hedged item. In the event of the early extinguishment of debt, any unrealized gain or loss from the related swap would be recognized in income coincident with the extinguishment.

  Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally government and agency securities are, for accounting purposes, treated as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company monitors the fair value of the securities purchased and sold under these agreements daily versus the related receivable or payable balances. Should the fair value of the securities purchased decline or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances related to resale agreements and repurchase agreements are netted by counterparty on the Consolidated Statements of Financial Condition.

Resale agreements and repurchase agreements for which the resale/repurchase date corresponds to the maturity date of the underlying securities are accounted for as purchases and sales, respectively.

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

  Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

The excess cost of acquired companies over the fair value of the net assets acquired is recorded as goodwill and is amortized on a straight-line basis over periods not exceeding 35 years.

  Income Taxes

The Company files a consolidated federal income tax return and uses the asset and liability method in providing for income tax expense. Under this method, deferred taxes are provided based upon the net tax effects of temporary differences between the book and tax bases of assets and liabilities.

  Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, and revenues and expenses are translated at average rates of exchange during the year. Gains and losses resulting from translation adjustments are accumulated as a separate component of comprehensive income within stockholders' equity. Gains or losses resulting from foreign currency transactions are included in net income.

  Stock-Based Compensation

The Company grants stock options to certain employees and non-employee directors with an exercise price equal to the fair market value of the stock at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense related to such grants.

  Statement of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Total interest payments for the years ended December 31, 1999, 1998 and 1997 were $2,416,813, $2,893,428 and $2,486,500, respectively.

  Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, cash and securities segregated for regulatory purposes, trading assets, resale agreements, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including short-term borrowings, trading liabilities, repurchase agreements, securities loaned,

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

obligations to return securities received as collateral and certain payables, are carried at fair value or contracted amounts approximating fair value. Fair values of the Company's long-term borrowings and interest rate swaps used to hedge the Company's long-term borrowings are discussed in Note 4.

  Accounting Changes and Developments

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes revised accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity measure all derivative instruments at fair value and recognize such instruments as either assets or liabilities in the consolidated statements of financial condition. The accounting for changes in the fair value of a derivative instrument will depend on the intended use of the derivative as either a fair value hedge, a cash flow hedge or a foreign currency hedge. The effect of the changes in fair value of the derivatives and, in certain cases, the hedged items are to be reflected in either the consolidated statements of income or as a component of other comprehensive income, based upon the resulting designation. As issued, SFAS No. 133 was effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. The Company has not yet determined the impact of this statement on the Company's Consolidated Financial Statements, taken as a whole.

NOTE 2 FINANCIAL INSTRUMENTS OWNED AND SOLD, NOT YET PURCHASED

At December 31, 1999 and 1998, financial instruments owned and financial instruments sold, not yet purchased, consisted of the following:

                                                            1999           1998
                                                         -----------    -----------
FINANCIAL INSTRUMENTS OWNED
U.S. government and agencies...........................  $ 5,864,331    $ 4,858,189
Mortgages and mortgage-backed..........................    9,012,415      8,861,944
Corporate debt.........................................    1,875,361      2,466,322
Commercial paper and other short-term debt.............    1,744,036      1,534,913
Equities and other.....................................    2,030,986      1,799,804
State and municipals...................................      617,701        500,179
                                                         -----------    -----------
                                                         $21,144,830    $20,021,351
                                                         ===========    ===========
FINANCIAL INSTRUMENTS SOLD, NOT YET PURCHASED
U.S. government and agencies...........................  $ 5,804,259    $ 4,031,254
Mortgages and mortgage-backed..........................      123,049         79,521
Corporate debt.........................................      785,890        837,099
Equities...............................................      348,485        215,991
State and municipals...................................       37,525         13,234
                                                         -----------    -----------
                                                         $ 7,099,208    $ 5,177,099
                                                         ===========    ===========

NOTE 3 SHORT-TERM BORROWINGS

The Company meets its short-term financing needs principally by obtaining bank loans on either a secured or unsecured basis; by issuing commercial paper and medium-term notes; by entering into

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date; and through securities lending activity.

Short-term borrowings at December 31, 1999 and 1998 consisted of the following:

                                                               1999          1998
                                                            ----------    ----------
Commercial paper..........................................  $  763,909    $  457,973
Bank loans................................................     708,841       714,810
Medium-Term Notes.........................................     411,500       245,000
                                                            ----------    ----------
                                                            $1,884,250    $1,417,783
                                                            ==========    ==========

The interest rate on commercial paper fluctuates throughout the year. The weighted-average interest rates on commercial paper borrowings outstanding at December 31, 1999 and 1998 were 6.30 percent and 5.74 percent, respectively, and during 1999 and 1998 were 5.33 percent and 5.67 percent, respectively.

Bank loans generally bear interest at rates based on either the federal funds rate or the London Interbank Offered Rate ("LIBOR"). The weighted-average interest rates on bank loans outstanding at December 31, 1999 and 1998 were 5.53 percent and 5.57 percent, respectively, and during 1999 and 1998 were 5.88 percent and 5.72 percent, respectively.

The Company has a Multiple Currency Medium-Term Note Program under the terms of which the Company may offer for sale medium-term senior and subordinated notes (collectively, the "Medium-Term Notes") due from nine months to thirty years from date of issuance. The Medium-Term Notes may be either fixed or variable with respect to interest rates. At December 31, 1999, the Company had outstanding $276,500 and $135,000 of variable rate and fixed rate Medium-Term Notes, respectively, with maturities of less than one year from the date of issuance. At December 31, 1998, the Company had $245,000 of variable rate Medium-Term Notes with maturities of less than one year from the date of issuance. The weighted-average interest rates on these Medium-Term Notes outstanding at December 31, 1999 and 1998 were 6.26 percent and 5.46 percent, respectively, and during 1999 and 1998 were 5.43 percent and 5.78 percent, respectively.

The Company has a $1,200,000 committed unsecured senior revolving credit facility with a group of banks which expires in September 2000, with provisions for renewal through 2001. In addition, certain of the Company's subsidiaries have entered into a committed secured revolving credit facility which extends through August 2000. At December 31, 1999, this credit facility provided an aggregate of up to $1,000,000. Interest on borrowings under the terms of the revolving credit facilities is computed, at the option of the Company, at a rate based on LIBOR, a base rate or the federal funds rate. The Company pays a fee on the commitments. At December 31, 1999, there were no outstanding borrowings under these credit facilities.

NOTE 4 LONG-TERM BORROWINGS

Long-term borrowings at December 31, 1999 and 1998 consisted of the following:

                                                               1999          1998
                                                            ----------    ----------
Fixed Rate Notes due 2000--2014...........................  $2,757,851    $1,961,340
Fixed Rate Subordinated Notes due 2002....................     174,765       174,677
Medium-Term Senior Notes..................................   2,143,010     1,936,835
Medium-Term Subordinated Notes............................     148,200       182,950
                                                            ----------    ----------
                                                            $5,223,826    $4,255,802
                                                            ==========    ==========

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

The Company issued $525,000 of 6.38 percent senior notes due 2004 and $275,000 of 7.63 percent senior notes due 2009 on May 18, 1999 and December 1, 1999, respectively.

Interest rates on the fixed rate notes and the fixed rate subordinated notes outstanding at December 31, 1999 ranged from 6.38 percent to 9.25 percent. The weighted-average interest rates on these notes outstanding at December 31, 1999 and 1998 were 7.20 percent and 7.35 percent, respectively. Interest on the notes is payable semi-annually.

At December 31, 1999 and 1998, the Company had outstanding $1,422,210 and $1,267,135 of fixed rate Medium-Term Notes and $869,000 and $852,650 of variable rate Medium-Term Notes, respectively. The Medium-Term Notes outstanding at December 31, 1999 and 1998 had weighted-average interest rates of 6.76 percent and 6.48 percent, respectively.

At December 31, 1999, the total long-term borrowings of the Company had an average maturity of 4.96 years. The aggregate amount of principal repayment requirements on long-term borrowings for each of the five years subsequent to December 31, 1999, and the total amount due thereafter, was as follows:

2000........................................................  $  875,373
2001........................................................     357,500
2002........................................................     602,465
2003........................................................     706,837
2004........................................................     850,434
Thereafter..................................................   1,831,217
                                                              ----------
                                                              $5,223,826

The Company has entered into interest rate swap agreements which effectively convert substantially all of its fixed rate debt into floating rate debt. The floating interest rates are based on LIBOR and generally adjust semi-annually. The effective weighted-average interest rates on the long-term borrowings, after giving effect to the interest rate swap agreements, were 6.94 percent and 6.42 percent at December 31, 1999 and 1998, respectively. The interest rate swap agreements entered into have had the effect of reducing net interest expense on the Company's long-term borrowings by $22,593, $15,606 and $10,966 for the years ended December 31, 1999, 1998 and 1997, respectively. The notional amounts and maturities of the interest rate swap agreements outstanding at December 31, 1999 were as follows:

2000........................................................  $  747,000
2001........................................................     284,000
2002........................................................     279,500
2003........................................................     645,500
2004........................................................     690,200
Thereafter..................................................   1,559,810
                                                              ----------
                                                              $4,206,010

At December 31, 1999 and 1998, the fair values of long-term borrowings were $5,140,331 and $4,325,014, respectively, as compared to the carrying amounts of $5,223,826 and $4,255,802, respectively. The estimated fair value of long-term borrowings was based upon quoted market prices for the same or similar issues and pricing models. The fair values of the interest rate swaps were $127,097 payable and $113,226 receivable at December 31, 1999 and 1998, respectively. The fair value of interest rate swaps used to hedge the Company's long-term borrowings was based upon the amounts the Company would receive or pay to terminate the agreements, taking into account current

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

interest rates. The carrying amounts of the interest rate swap agreements included in the Company's Consolidated Statements of Financial Condition at December 31, 1999 and 1998 were net receivables of $12,075 and $8,827, respectively. See Notes 1 and 8 for a further discussion of interest rate swap agreements used for hedging purposes.

NOTE 5 PREFERRED STOCK

  Preferred Stock Issued by Paine Webber Group Inc.

The Company is authorized to issue up to 20,000,000 shares of preferred stock, in one or more series.

Redeemable Preferred Stock--In connection with the acquisition of certain net assets and specific businesses of Kidder, Peabody Group Inc. ("Kidder") in December 1994, the Company issued 2,500,000 shares of 20-year 9 percent Cumulative Redeemable Preferred Stock, Series C (the "Redeemable Preferred Stock"), with a stated value and liquidation preference of $100.00 per share. The Redeemable Preferred Stock was recorded at its fair value of $185,000 at the date of issuance, which was increased periodically by charges to retained earnings, using the interest method, so that the carrying amount would have equaled the redemption amount of $250,000 at the mandatory redemption date on December 15, 2014. The Redeemable Preferred Stock was redeemable at any time, in whole or in part, on or after December 16, 1999 at the option of the Company at a price of $100.00 per share, plus accrued and unpaid dividends.

At the earliest redemption date of December 16, 1999, the Company redeemed the Redeemable Preferred Stock which resulted in a charge to stockholders' equity equal to the difference between the carrying value and par value (unamortized discount) of $59,883. Dividends on the Redeemable Preferred Stock were cumulative and payable in quarterly installments. Holders of the Redeemable Preferred Stock had no voting rights, except in the event of certain dividend payment defaults.

  Preferred Stock Issued by Subsidiary Trusts

Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts holding solely Company Guaranteed Related Subordinated Debt--In December 1996, PWG Capital Trust I, a business trust formed under Delaware law and a wholly owned subsidiary of the Company, issued $195,000 (7,800,000 shares) of
8.30 percent Preferred Trust Securities to the public at $25.00 per security and $6,031 (241,238 securities) of 8.30 percent Common Trust Securities to the Company at $25.00 per security. In March 1997, PWG Capital Trust II, a business trust formed under Delaware law and a wholly owned subsidiary of the Company, issued $198,750 (7,950,000 securities) of 8.08 percent Preferred Trust Securities to the public at $25.00 per security and $6,147 (245,877 securities) of 8.08 percent Common Trust Securities to the Company at $25.00 per security. The 8.30 percent Preferred Trust Securities and the 8.08 percent Preferred Trust Securities (collectively, the "Preferred Trust Securities") have a stated liquidation amount of $25.00 per share.

PWG Capital Trust I and PWG Capital Trust II (collectively, the "Trusts") exist for the sole purpose of issuing the Preferred Trust Securities and common securities and investing the proceeds in an equivalent amount of junior subordinated debentures of the Company. The sole assets of PWG Capital Trust I at December 31, 1999 were $201,031 of 8.30 percent Junior Subordinated Debentures due December 1, 2036 issued by the Company. The sole assets of PWG Capital Trust II at December 31, 1999 were $204,897 of 8.08 percent Junior Subordinated Debentures due March 1, 2037 issued by the Company. The 8.30 percent Junior Subordinated Debentures and the 8.08 percent Junior Subordinated Debentures (collectively, the "Junior Subordinated Debentures") held by the Trusts are redeemable by the Company, in whole or in part, on or after December 1, 2001 and March 1, 2002, respectively. If the Company redeems Junior Subordinated Debentures, the Trust must redeem Preferred Trust

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

Securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of Junior Subordinated Debentures.

The Company guarantees payment to the holders of the Preferred Trust Securities, on a subordinated basis, to the extent the Company has made principal and interest payments on the Junior Subordinated Debentures. This guarantee, together with the Company's obligations under the Junior Subordinated Debentures, provides a full and unconditional guarantee on a subordinated basis of amounts due on the Preferred Trust Securities. Dividends on the Preferred Trust Securities are cumulative, payable monthly in arrears, and are deferrable at the Company's option for periods not to exceed sixty consecutive months. The Company generally cannot pay dividends on its preferred and common stocks during such deferments. Dividends on the Preferred Trust Securities have been classified as minority interest in the Company's Consolidated Statements of Income.

NOTE 6 COMMON STOCK

In accordance with the repurchase programs, the Company had available to repurchase at December 31, 1999 a maximum of 18,681,999 shares of its common stock. Subsequent to December 31, 1999, the Company's Board of Directors increased the number of shares of common stock authorized for repurchase by 18,000,000.

NOTE 7 CAPITAL REQUIREMENTS

PWI, a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule and New York Stock Exchange ("NYSE") Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by PWI, minimum net capital shall not be less than 2 percent of combined aggregate debit items arising from client transactions, plus excess margin collected on securities purchased under agreements to resell, as defined. A reduction of business is required if net capital is less than 4 percent of such aggregate debit items. Business may not be expanded if net capital is less than 5 percent of such aggregate debit items. As of December 31, 1999, PWI's net capital of $892,165 was 7.5 percent of December 29, 1999 aggregate debit items and its net capital in excess of the minimum required was $649,034.

Advances, dividend payments and other equity distributions by PWI and other regulated subsidiaries are restricted by the regulations of the SEC, NYSE, and international securities and banking agencies, as well as by covenants in various loan agreements. At December 31, 1999, the equity of PWG's subsidiaries totaled approximately $2,900,000. Of this amount, approximately $453,000 was not available for payment of cash dividends and advances to PWG.

Under the terms of certain credit agreements, PWG is subject to dividend payment restrictions and minimum net worth and net capital requirements. At December 31, 1999, these restrictions did not affect PWG's ability to pay dividends to its shareholders.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

  Held or Issued for Trading Purposes

Set forth below are the gross contract or notional amounts of the Company's outstanding off-balance-sheet derivative and other financial instruments held or issued for trading purposes. These amounts are not reflected in the Consolidated Statements of Financial Condition and are indicative only of the volume of activity at December 31, 1999 and 1998. They do not represent amounts subject to market risks, and in many cases, limit the Company's overall exposure to market losses by hedging other on-and off-balance-sheet transactions.

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

NOTIONAL OR CONTRACT AMOUNT AT         DECEMBER 31, 1999             DECEMBER 31, 1998
------------------------------     --------------------------    --------------------------
                                    PURCHASES        SALES        PURCHASES        SALES
                                   -----------    -----------    -----------    -----------
Mortgage-backed forward contracts
  and options written and
  purchased......................  $14,417,186    $17,540,786    $30,296,601    $35,558,370
Foreign currency forward
  contracts, futures contracts,
  and options written and
  purchased......................    1,380,925      1,373,981      2,709,421      2,628,824
Equity securities contracts
  including stock index futures,
  forwards, and options written
  and purchased..................      144,034        239,682        156,519        332,248
Other fixed income securities
  contracts including futures,
  forwards, and options written
  and purchased..................    3,557,193      5,538,887      3,890,619      4,336,300
Interest rate swaps and caps.....    1,688,762        419,989      1,292,620        282,546

Set forth below are the fair values of derivative financial instruments held or issued for trading purposes as of December 31, 1999 and 1998. The fair value amounts are netted by counterparty when specific conditions are met.

FAIR VALUE AT                                       DECEMBER 31, 1999         DECEMBER 31, 1998
-------------                                    -----------------------    ----------------------
                                                  ASSETS     LIABILITIES    ASSETS     LIABILITIES
                                                 --------    -----------    -------    -----------
Mortgage-backed forward contracts and options
  written and purchased........................  $159,228     $114,838      $85,995      $76,315
Foreign currency forward contracts, futures
  contracts, and options written and
  purchased....................................    20,274       20,158       31,622       31,726
Equity securities contracts including stock
  index futures, forwards, and options written
  and purchased................................   152,024       48,835       26,806       46,606
Other fixed income securities contracts
  including futures, forwards, and options
  written and purchased........................    29,584       20,177       12,183       55,015
Interest rate swaps and caps...................    31,569       11,087       34,749        8,096

Set forth below are the average fair values of derivative financial instruments held or issued for trading purposes during the years ended December 31, 1999 and 1998. The average fair value is based on the average of the month-end balances during the year.

AVERAGE FAIR VALUE FOR THE YEARS ENDED           DECEMBER 31, 1999          DECEMBER 31, 1998
--------------------------------------        -----------------------    -----------------------
                                               ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                              --------    -----------    --------    -----------
Mortgage-backed forward contracts and
  options written and purchased.............  $171,113     $163,954      $158,215     $146,522
Foreign currency forward contracts, futures
  contracts, and options written and
  purchased.................................    22,549       22,377        46,222       45,895
Equity securities contracts including stock
  index futures, forwards, and options
  written and purchased.....................    63,624       40,321        20,836       42,995
Other fixed income securities contracts
  including futures, forwards, and options
  written and purchased.....................    11,932       49,800        16,547       41,786
Interest rate swaps and caps................    18,593        6,754        13,423       40,760

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

The Company also sells securities, at predetermined prices, which have not yet been purchased. The Company is exposed to market risk since to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the Consolidated Statements of Financial Condition.

The off-balance-sheet derivative trading transactions are generally short-term. At December 31, 1999, substantially all of the off-balance-sheet trading-related derivative and other financial instruments had remaining maturities of less than one year.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or replacement cost on contracts in which the Company has recorded an unrealized gain. These amounts are reflected as assets on the Company's Consolidated Statements of Financial Condition and amounted to $392,679 and $191,355 at December 31, 1999 and 1998, respectively. Options written do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis, thereby minimizing credit risk. See Note 1 for a further discussion of derivative financial instruments.

The following table summarizes the Company's principal transactions revenues by business activity for the years ended December 31, 1999 and 1998. Principal transactions revenues include realized and unrealized gains and losses on trading positions and principal investing activities, including hedges. In assessing the profitability of its trading activities, the Company views net interest and principal transactions revenues in the aggregate.

YEARS ENDED DECEMBER 31,                                         1999         1998
------------------------                                      ----------    --------
Taxable fixed income (includes futures, forwards, options
  contracts and other securities)...........................  $  501,819    $451,668
Equities (includes stock index futures, forwards and options
  contracts)................................................     446,168     279,720
Municipals (includes futures and options contracts).........     162,093     137,419
                                                              ----------    --------
                                                              $1,110,080    $868,807
                                                              ==========    ========

  Held or Issued for Purposes other than Trading

The Company enters into interest rate swap agreements to manage the interest rate characteristics of its assets and liabilities. As of December 31, 1999 and 1998, the Company had outstanding interest rate swap agreements with commercial banks with notional amounts of $4,206,010 and $3,096,985, respectively. These agreements effectively converted substantially all of the Company's fixed rate debt at December 31, 1999 into floating rate debt. The Company had no deferred gains or losses related to terminated swap agreements on the Company's long-term borrowings at December 31, 1999 and 1998. The Company is subject to market risk as interest rates fluctuate. The interest rate swaps contain credit risk to the extent the Company is in a receivable or gain position and the counterparty defaults. However, the counterparties to the agreements generally are large financial institutions, and the Company has not experienced defaults in the past, and management does not anticipate any counterparty defaults in the foreseeable future. See Notes 1 and 4 for further discussion of interest rate swap agreements used for hedging purposes.

NOTE 9 RISK MANAGEMENT

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

basis and through a variety of financial, security position and credit exposure reporting and control procedures.

  Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has an independent risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies. The Asset/Liability Management Committee, comprised of senior corporate and business group managers, is responsible for establishing trading position and exposure limits.

Market risk modeling is based on estimating loss exposure through sensitivity testing. These results are compared to established limits, and exceptions are subject to review and approval by senior management. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and holding regular meetings between the senior management of the business groups and the risk management group.

  Credit Risk in Proprietary Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions, including banks, brokers and dealers, investment funds, and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Derivative credit exposures are calculated, aggregated and compared to established limits by the credit department. Credit reserve requirements are determined by senior management in conjunction with the Company's continuous credit monitoring procedures. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, government and agency securities, and letters of credit. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary. The Company may pledge clients' margined securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 1999, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

  Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts loaned are limited by margin regulations of

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities, and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and exchange-traded options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 1999 were settled without material adverse effect on the Company's consolidated financial statements, taken as a whole.

  Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on-or off-balance-sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a major securities firm, the Company engages in underwriting and other financing activities with a broad range of clients, including other financial institutions, municipalities, governments, financing companies, and commercial real estate investors and operators. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described above.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions including banks, brokers and dealers, investment funds, and insurance companies.

NOTE 10 COMMITMENTS AND CONTINGENCIES

  Leases

The Company leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2015. As of December 31, 1999, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year were as follows:

2000..................................................    $  166,168
2001..................................................       155,240
2002..................................................       146,857
2003..................................................       142,583
2004..................................................       136,963
Thereafter............................................       897,467
                                                          ----------
                                                          $1,645,278
                                                          ==========

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future minimum sublease rental income of $7,859.

For the years ended December 31, 1999, 1998 and 1997, rent expense under operating leases was $183,967, $168,417 and $160,973, respectively.

  Other Commitments and Contingencies

At December 31, 1999 and 1998, the Company was contingently liable under unsecured letters of credit totaling $139,156 and $159,647, respectively, which approximated fair value. At December 31, 1999, certain of the Company's subsidiaries were contingently liable as issuer of approximately $45,000 of notes payable to managing general partners of various limited partnerships pursuant to certain partnership agreements. In addition, as part of the 1995 limited partnership settlements, the Company has agreed, under certain circumstances, to provide to class members additional consideration including assignment of fees the Company is entitled to receive from certain partnerships. In the opinion of management, these contingencies will not have a material adverse effect on the Company's consolidated financial statements, taken as a whole.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit which are fully collateralized by customer margin securities. At December 31, 1999, the Company had outstanding $101,400 of such standby letters of credit. At December 31, 1999 and 1998, securities with a fair value of $2,536,073 and $2,008,145, respectively, had been loaned or pledged as collateral for securities borrowed of approximately equal fair value.

In the normal course of business, the Company enters into when-issued transactions, underwriting and other commitments. Also, at December 31, 1999, the Company had commitments of $858,122, consisting of secured credit lines to real estate operators, mortgage and asset-backed originators, and other commitments to investment partnerships. Settlement of these transactions at December 31, 1999 would not have had a material impact on the Company's consolidated financial statements, taken as a whole.

The Company has been named as a defendant in numerous legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated financial statements, taken as a whole.

NOTE 11 EMPLOYEE INCENTIVE AWARDS

The Company's various Stock Option and Award Plans (the "Plans") provide for the granting to officers and other key employees nonqualified stock options, restricted stock awards, stock appreciation rights, restricted stock units, stock purchase rights, performance units and other stock based awards. At December 31, 1999 and 1998, there were 10,597,664 and 9,502,661 shares, respectively, available for future stock option, common stock and restricted stock awards under these plans. The Company had no stock appreciation rights, performance units or stock purchase rights outstanding at December 31, 1999.

  Nonqualified Stock Options

Officers and other key employees are granted nonqualified stock options to purchase shares of common stock at a price not less than the fair market value of the stock on the date the option is granted. Options for the Company's common stock have also been granted to limited partnerships, in

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

which key employees of the Company are limited partners, and to non-employee directors. Options are exercisable in ratable installments or otherwise, generally over a period of one to five years from the date of grant. The rights generally expire within seven to ten years after the date of grant.

Beginning in January 1999, the Company established the Equity Plus Program which allows eligible employees to purchase shares of the Company's common stock at a price equal to fair market value on the purchase date and receive stock options based upon the number of shares purchased under the Program. The maximum number of shares an employee can purchase is 1,000 per year. The nonqualified stock options have a price equal to the fair market value of the stock on the date the option is granted. Shares purchased under the Equity Plus Program are restricted from resale for two years from the time of purchase, and the options that are granted under the Equity Plus Program have a three year vesting requirement and expire seven years after the date of grant. The number of common shares authorized for purchase by eligible employees is 3,000,000 per annum. During 1999, employees of the Company purchased 1,484,983 shares under the Equity Plus Program and received 3,005,209 options.

The activity during the years ended December 31, 1997, 1998 and 1999 is set forth below. In January 2000, eligible participants were granted nonqualified stock options for 1,822,500 shares which are not included in the table below.

                                                NUMBER OF     EXERCISE PRICE    WEIGHTED-AVERAGE
                                                  SHARES        PER SHARE        EXERCISE PRICE
                                                ----------    --------------    ----------------
Options outstanding at December 31, 1996
  (6,351,551 exercisable).....................  26,330,606    $ 4.37 - 17.71         $11.80
Granted.......................................   7,726,325     18.50 - 34.22          27.58
Exercised.....................................  (4,964,542)     4.37 - 14.08          10.60
Terminated....................................    (928,594)     4.37 - 22.50          13.89
                                                ----------    --------------         ------
Options outstanding at December 31, 1997
  (6,062,722 exercisable).....................  28,163,795    $ 4.43 - 34.22         $16.27
Granted.......................................   5,865,220     30.69 - 42.63          36.19
Exercised.....................................  (2,953,503)     4.43 - 34.22          10.48
Terminated....................................    (826,541)     4.93 - 34.22          22.06
                                                ----------    --------------         ------
Options outstanding at December 31, 1998
  (8,712,066 exercisable)                       30,248,971    $ 4.93 - 42.63         $20.54
Granted.......................................   3,594,777     35.78 - 48.03          39.70
Exercised.....................................  (2,329,596)     4.93 - 36.78          11.43
Terminated....................................    (861,589)     6.69 - 46.66          27.30
                                                ----------    --------------         ------
Options outstanding at December 31, 1999
  (13,072,821 exercisable)....................  30,652,563    $ 5.00 - 48.03         $23.29
                                                ==========    ==============         ======

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

The following table summarizes information about stock options outstanding at December 31, 1999:

                                 OPTIONS OUTSTANDING
                               ------------------------     OPTIONS EXERCISABLE
                                            WEIGHTED-     -----------------------
                               WEIGHTED-     AVERAGE                    WEIGHTED-
   RANGE OF       NUMBER OF     AVERAGE     REMAINING      NUMBER OF     AVERAGE
EXERCISE PRICES    SHARES      EXERCISE    CONTRACTUAL      SHARES      EXERCISE
   PER SHARE     OUTSTANDING     PRICE     LIFE (YEARS)   EXERCISABLE     PRICE
---------------  -----------   ---------   ------------   -----------   ---------
$ 5.00 - 13.00    7,228,012     $10.76         4.2         7,228,012     $10.76
 13.01 - 21.00    9,795,481      15.15         4.7         5,832,343      14.54
 21.01 - 29.00      789,750      22.47         4.3                --         --
 29.01 - 37.00    7,481,268      34.68         5.2            11,346      34.41
 37.01 - 48.03    5,358,052      39.28         6.2             1,120      44.89
$ 5.00 - 48.03   30,652,563     $23.29         5.0        13,072,821     $12.47

The Company accounts for stock option grants in accordance with APB Opinion No.
25. Accordingly, no compensation cost has been recognized for its stock option grants. Pro forma information regarding net income and earnings per share is required under SFAS No. 123 and has been determined as if the Company had accounted for all post 1994 stock option grants based on the fair value method. The pro forma information presented below is not representative of the effect stock options will have on pro forma net income or earnings per share for future years.

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: dividend yields of 1.1 percent, 1.2 percent and 1.7 percent; expected lives of 4.0 years, 3.8 years, and 3.8 years; risk-free interest rates of 5.5 percent, 5.0 percent and 6.2 percent; and expected volatility of 38 percent, 35 percent and 33 percent. The weighted-average fair values of options granted during 1999, 1998 and 1997 were $13.64, $11.15 and $8.52, respectively.

For purposes of the pro forma information, the fair values of the 1999, 1998 and 1997 stock option grants are amortized over the vesting period. The pro forma information for the years ended 1999, 1998 and 1997 was as follows:

YEARS ENDED DECEMBER 31,                             1999        1998        1997
------------------------                           --------    --------    --------
NET INCOME
  As reported....................................  $628,599    $433,555    $415,449
  Pro forma......................................  $592,684    $406,967    $397,131
EARNINGS PER COMMON SHARE
Basic
  As reported....................................  $   3.77(1) $   2.91    $   2.84
  Pro forma......................................  $   3.52(1) $   2.72    $   2.70
Diluted
  As reported....................................  $   3.56(1) $   2.72    $   2.56
  Pro forma......................................  $   3.33(1) $   2.55    $   2.44

------------
(1) Reflects the effect of the unamortized discount of $59,883 charged to stockholders' equity resulting from the redemption of preferred stock on December 16, 1999.

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

  Restricted Stock Awards

Restricted stock awards are granted to key employees, whereby shares of the Company's common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from one to three years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the prescribed restriction period.

During the years ended December 31, 1999, 1998 and 1997, the Company awarded 3,498,900, 2,357,604 and 2,174,502 shares, respectively, of restricted stock, net of forfeitures. Restricted stock awards are expensed in the service year to which the grant relates at the value of the stock on grant date. The charge to compensation expense, net of forfeitures, amounted to $136,362, $88,966 and $87,803 in the years ended December 31, 1999, 1998 and 1997, respectively.

  Other Deferred Compensation Awards

Eligible employees in the Company's Private Client Group participate in the PaineWebber PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest for ten years. Company contributions made beginning January 1, 1999 and the interest thereon generally vest 20 percent per year beginning the sixth year from the date of contribution, through year ten. Company contributions made prior to January 1, 1999, vest after four years, and the related interest vests after ten years from the date of contribution. Voluntary contributions vest immediately and the interest thereon vests on the same terms as interest on Company contributions. The Company expenses these costs over the service period.

NOTE 12 EMPLOYEE BENEFIT PLANS

  Defined Benefit Pension Plan

In 1998, the Company adopted SFAS No. 132 "Employers' Disclosure about Pension and Other Postretirement Benefits" which revised and standardized disclosure requirements. Prior year disclosures have been restated to comply with SFAS No. 132.

The Company has a non-contributory defined benefit pension plan (the "Plan"), which provides benefits to eligible employees. As of December 31, 1998, the Company amended its Plan to freeze future accruals except as related to employees meeting certain age and years of service eligibility requirements. Pension expense for the years ended 1999, 1998 and 1997 for the Plan included the following components:

YEARS ENDED DECEMBER 31,                               1999        1998       1997
------------------------                             --------    --------    -------
Service cost.......................................  $ 15,900    $ 23,729    $19,373
Interest cost......................................    27,860      27,016     23,576
Expected return on Plan assets.....................   (35,394)    (37,085)   (28,991)
Amortization of transition asset...................      (840)       (840)      (840)
Amortization of prior service cost.................        --       1,742      2,037
Recognized actuarial loss..........................     2,748       6,289      5,783
                                                     --------    --------    -------
Net periodic pension cost..........................  $ 10,274    $ 20,851    $20,938
                                                     ========    ========    =======

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

The following table provides a reconciliation of the Plan's benefit obligation and fair value of Plan assets, as well as a summarization of the Plan's funded status and prepaid pension asset which is included in other assets on the Company's Consolidated Statements of Financial Condition at December 31, 1999 and 1998:

                                                                1999        1998
                                                              --------    --------
Change in Benefit Obligation:
  Benefit obligation at beginning of year...................  $406,458    $394,583
     Service cost...........................................    15,900      23,729
     Interest cost..........................................    27,860      27,016
     Actuarial gain.........................................   (49,113)     (3,731)
     Effect of curtailment..................................        --     (18,003)
     Benefits paid..........................................   (20,597)    (17,136)
                                                              --------    --------
  Benefit obligation at end of year.........................   380,508     406,458
                                                              --------    --------
Change in Plan Assets:
  Fair value of Plan assets at beginning of year............   424,874     399,010
     Actual return on assets................................    25,453      33,000
     Employer contribution..................................        --      10,000
     Benefits paid..........................................   (20,597)    (17,136)
                                                              --------    --------
  Fair value of Plan assets at end of year..................   429,730     424,874
                                                              --------    --------
Funded status...............................................    49,222      18,416
Unrecognized transition asset...............................    (2,005)     (2,845)
Unrecognized net loss.......................................    21,212      63,132
                                                              --------    --------
Prepaid pension asset at year-end...........................  $ 68,429    $ 78,703
                                                              ========    ========

The benefit obligation for the Plan was determined using an assumed discount rate of 8.0 percent for 1999 and 7.0 percent for 1998, and an assumed rate of compensation increase of 4 percent for 1999 and 5 percent for 1998. The weighted-average assumed rate of return on Plan assets was 8.5 percent for 1999 and 9.5 percent for 1998 and 1997. The Company's funding policy is to contribute to the Plan amounts that can be deducted for federal income tax purposes. Plan assets consist primarily of equity securities and U.S. government and agency obligations.

  Defined Contribution Pension Plan

Effective January 1, 1999, the Company established the PaineWebber 401(k) Plus Plan (the "Plus Plan") which was developed for eligible employees of the Company to modify the PaineWebber Savings Investment Plan and replace the benefits that employees would have accrued under the frozen defined benefit pension plan. The Plus Plan is a defined contribution pension plan that includes two retirement benefit features: an employee savings investment plan (401(k)) and an annual retirement contribution that the Company will make to the Plus Plan on the employee's behalf. Employee contributions vest immediately while Company contributions are subject to certain vesting provisions.

Under the new Plus Plan, a portion of the employee's 401(k) contributions are matched by the Company on a graduated scale based on the Company's pre-tax earnings. The provision for Company contributions for amounts contributed or to be contributed in cash and/or stock of the Company to the 401(k) and invested in the PaineWebber Common Stock Fund amounted to approximately $22,900, $14,100 and $13,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

The annual retirement contribution feature provides a Company contribution equal to a percentage based on the employee's eligible compensation and the employee's number of years of service with the Company. The provision for the Company's annual retirement contribution to be contributed in cash for the year ended December 31, 1999 is $24,300.

  Other Benefit Plans

The Company also provides certain life insurance and healthcare benefits to employees. The costs of such benefits for the years ended December 31, 1999, 1998 and 1997 were $72,500, $57,600 and $55,400, respectively.

NOTE 13 INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the Consolidated Statements of Financial Condition. Deferred tax assets are reflected without reduction for a valuation allowance. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999, 1998 and 1997 were as follows:

                                                     1999        1998        1997
                                                   --------    --------    --------
DEFERRED TAX ASSETS
Employee benefits................................  $395,326    $276,367    $229,449
Accelerated income and deferred deductions.......   117,978      92,724      91,263
Acquired tax benefits............................       730      25,472      46,000
Other............................................    29,509      20,554      23,627
                                                   --------    --------    --------
  Total deferred tax assets......................   543,543     415,117     390,339
                                                   --------    --------    --------
DEFERRED TAX LIABILITIES
Tax over book depreciation.......................     8,947       6,792      16,450
Accelerated deductions and deferred income.......    70,076      41,414      36,753
Safe harbor leases...............................     3,198       4,385       5,282
Valuation of trading assets and investments......    70,412      45,662      57,781
Other............................................     3,203       3,254       3,581
                                                   --------    --------    --------
  Total deferred tax liabilities.................   155,836     101,507     119,847
                                                   --------    --------    --------
Net deferred tax asset...........................  $387,707    $313,610    $270,492
                                                   ========    ========    ========

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

The significant components of the provision for income taxes for the years ended December 31, 1999, 1998 and 1997 were as follows:

YEARS ENDED DECEMBER 31,                             1999        1998        1997
------------------------                           --------    --------    --------
CURRENT
Federal..........................................  $360,596    $262,733    $235,349
State............................................    45,970      14,501      56,476
Foreign..........................................    41,490      15,092      10,735
                                                   --------    --------    --------
  Total current..................................   448,056     292,326     302,560
                                                   --------    --------    --------
DEFERRED
Federal..........................................   (67,871)    (59,732)    (56,373)
State............................................    (7,298)     14,562     (17,348)
Foreign..........................................     1,072       2,052        (213)
                                                   --------    --------    --------
  Total deferred.................................   (74,097)    (43,118)    (73,934)
                                                   --------    --------    --------
                                                   $373,959    $249,208    $228,626
                                                   ========    ========    ========

The reconciliation of income taxes, computed at the statutory federal rate, to the provision for income taxes recorded for the years ended December 31, 1999, 1998 and 1997, was as follows:

                                 1999                1998                1997
                           ----------------    ----------------    ----------------
YEARS ENDED DECEMBER 31,    AMOUNT      %       AMOUNT      %       AMOUNT      %
------------------------   --------    ----    --------    ----    --------    ----
Tax at statutory federal
  rate...................  $362,181    35.0    $250,252    35.0    $235,587    35.0
State and local income
  taxes, net of federal
  tax benefit............    25,137     2.4      18,891     2.6      25,433     3.8
Foreign rate
  differential...........    (3,709)   (0.4)        902     0.1      (1,926)   (0.3)
Nontaxable dividends and
  interest...............    (6,657)   (0.6)     (6,264)   (0.8)     (6,936)   (1.0)
Nondeductible expenses...     6,757     0.7       3,261     0.5       3,251     0.5
Minority interest........   (11,285)   (1.1)    (11,285)   (1.6)    (10,161)   (1.5)
Other, net...............     1,535     0.1      (6,549)   (0.9)    (16,622)   (2.5)
                           --------    ----    --------    ----    --------    ----
                           $373,959    36.1    $249,208    34.9    $228,626    34.0
                           ========    ====    ========    ====    ========    ====

Income taxes paid for the years ended December 31, 1999, 1998 and 1997 were $379,194, $236,597 and $278,553, respectively.

Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and, accordingly, no provision for U.S. income taxes is required on such earnings. As of December 31, 1999, such earnings were estimated to be $293,000. The estimated U.S. income taxes that would be payable upon the repatriation of such earnings were not material.

NOTE 14 EARNINGS PER COMMON SHARE

Earnings per common share are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes the dilutive effects of options and convertible securities and is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects all potentially dilutive securities.

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

Set forth below is the reconciliation of net income applicable to common shares and weighted-average common and common equivalent shares of the basic and diluted earnings per share computations:

YEARS ENDED DECEMBER 31,                   1999            1998            1997
------------------------               ------------    ------------    ------------
NUMERATOR
Net income...........................  $    628,599    $    433,555    $    415,449
  Preferred stock dividends..........       (22,802)        (23,647)        (29,513)
  Unamortized discount charged to
     equity on redemption of
     preferred stock.................       (59,883)             --              --
                                       ------------    ------------    ------------
Net income applicable to common
  shares for basic earnings per
  share..............................       545,914         409,908         385,936
                                       ------------    ------------    ------------
Effect of dilutive securities:
  Preferred stock dividends..........            --              --           6,000
  Interest savings on convertible
     debentures......................            --             279           1,030
                                       ------------    ------------    ------------
                                                 --             279           7,030
                                       ------------    ------------    ------------
Net income applicable to common
  shares for diluted earnings per
  share..............................  $    545,914    $    410,187    $    392,966
                                       ------------    ------------    ------------
DENOMINATOR
Weighted-average common shares for
  basic earnings per share...........   144,931,042     140,863,761     135,943,063
Weighted-average effect of dilutive
  securities:
  Employee stock options and
     awards..........................     8,283,402       8,870,423       7,759,013
  Convertible debentures.............            --         877,241       1,984,328
     6% Convertible Preferred
       Stock.........................            --              --     7,661,580(1)
                                       ------------    ------------    ------------
Dilutive potential common shares.....     8,283,402       9,747,664      17,404,921
Weighted-average common and common
  equivalent shares for diluted
  earnings per share.................   153,214,444     150,611,425     153,347,984
                                       ------------    ------------    ------------
EARNINGS PER COMMON SHARE
Basic................................  $     3.77(2)   $       2.91    $       2.84
Diluted..............................  $     3.56(2)   $       2.72    $       2.56
                                       ============    ============    ============

------------
(1) The 6% Convertible Preferred Stock was converted into 8,273,600 common shares on December 4, 1997.

(2) Reflects the effect of the unamortized discount of $59,883 charged to stockholders' equity resulting from the redemption of preferred stock on December 16,1999.

NOTE 15 SEGMENT REPORTING DATA

In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company offers a wide variety of products and services, primarily those of a full service broker-dealer to a domestic market, through its two operating segments: Individual and Institutional. The Individual segment offers brokerage services and products (such as the purchase and sale of securities, insurance annuity contracts, mutual funds, wrap fee products, and margin and

--------------------------------------------------------------------------------

          (In thousands of dollars except share and per share amounts)

securities lending), asset management and other investment advisory and portfolio management products and services, and execution and clearing services for transactions originated by individual investors. The Institutional segment principally includes capital markets products and services (such as the placing of securities and other financial instruments for--and the execution of trades on behalf of--institutional clients, investment banking services such as the underwriting of debt and equity securities, and mergers and acquisitions advisory services).

Segment revenues and expenses in the table below consist of those that are directly attributable, combined with segment amounts based on Company allocation methodologies (for example, allocating a portion of investment banking revenues to the Individual segment; relative utilization of the Company's square footage for certain cost allocations).

                                          1999                                        1998                         1997
                        -----------------------------------------   -----------------------------------------   -----------
                        INDIVIDUAL    INSTITUTIONAL      TOTAL      INDIVIDUAL    INSTITUTIONAL      TOTAL      INDIVIDUAL
                        -----------   -------------   -----------   -----------   -------------   -----------   -----------
Total revenues........  $ 4,676,467    $ 3,146,286    $ 7,822,753   $ 3,978,301    $ 3,271,281    $ 7,249,582   $ 3,556,246
Net interest
 revenues.............      368,853        222,009        590,862       314,078        194,162        508,240       274,762
Net revenues..........    4,014,049      1,276,126      5,290,175     3,373,456      1,031,658      4,405,114     3,082,359
Depreciation and
 amortization.........       78,868         20,855         99,723        49,639         24,657         74,296        37,637
Income before taxes
 and minority
 interest.............      641,870        392,932      1,034,802       494,666        220,341        715,007       443,376
Total assets..........   21,828,324     39,784,052     61,612,376    18,330,427     35,845,494     54,175,921    14,736,069
Expenditures for long-
 lived assets.........      145,531        106,655        252,186        89,460         91,957        181,417        45,950
                        ===========    ===========    ===========   ===========    ===========    ===========   ===========

                                   1997
                        ---------------------------
                        INSTITUTIONAL      TOTAL
                        -------------   -----------
Total revenues........   $ 3,100,706    $ 6,656,952
Net interest
 revenues.............       143,812        418,574
Net revenues..........     1,030,043      4,112,402
Depreciation and
 amortization.........        31,063         68,700
Income before taxes
 and minority
 interest.............       229,731        673,107
Total assets..........    42,328,964     57,065,033
Expenditures for long-
 lived assets.........        44,997         90,947
                         ===========    ===========

The following presents information about the Company's operations by geographic area:

                                            1999                                        1998                          1997
                          -----------------------------------------   -----------------------------------------   -------------
                          UNITED STATES   NON-U.S.(1)      TOTAL      UNITED STATES   NON-U.S.(1)      TOTAL      UNITED STATES
                          -------------   -----------   -----------   -------------   -----------   -----------   -------------
Total revenues..........   $ 7,531,898    $  290,855    $ 7,822,753    $ 7,001,967    $  247,615    $ 7,249,582    $ 6,461,976
Net revenues............     5,022,697       267,478      5,290,175      4,239,413       165,701      4,405,114      3,965,289
Income before taxes and
 minority interest......       907,253       127,549      1,034,802        677,646        37,361        715,007        647,268
Total assets............    53,921,208     7,691,168     61,612,376     44,691,427     9,484,494     54,175,921     46,610,462
                           ===========    ==========    ===========    ===========    ==========    ===========    ===========

                                    1997
                          -------------------------
                          NON-U.S.(1)      TOTAL
                          -----------   -----------
Total revenues..........  $   194,976   $ 6,656,952
Net revenues............      147,113     4,112,402
Income before taxes and
 minority interest......       25,839       673,107
Total assets............   10,454,571    57,065,033
                          ===========   ===========

------------
(1) Predominantly the United Kingdom.

--------------------------------------------------------------------------------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Paine Webber Group Inc.

We have audited the accompanying consolidated statements of financial condition of Paine Webber Group Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paine Webber Group Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

New York, New York

January 31, 2000

--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

YEARS ENDED DECEMBER 31,                1999          1998          1997          1996         1995(2)
------------------------             -----------   -----------   -----------   -----------   -----------
(IN THOUSANDS OF DOLLARS EXCEPT PER
SHARE AMOUNTS)
OPERATING RESULTS
Total revenues................       $ 7,822,753   $ 7,249,582   $ 6,656,952   $ 5,705,966   $ 5,320,090
Net revenues (including net
  interest)...................       $ 5,290,175   $ 4,405,114   $ 4,112,402   $ 3,735,212   $ 3,350,279
Income before taxes and minority
  interest....................       $ 1,034,802   $   715,007   $   673,107   $   560,033   $   102,677
Net income....................       $   628,599   $   433,555   $   415,449   $   364,350   $    80,750
                                     -----------   -----------   -----------   -----------   -----------
PER COMMON SHARE(1)
Basic earnings................       $    3.77(3)  $      2.91   $      2.84   $      2.55   $      0.37
Diluted earnings..............       $    3.56(3)  $      2.72   $      2.56   $      2.24   $      0.35
Dividends declared............       $      0.44   $      0.44   $      0.41   $      0.32   $      0.32
Book value....................       $     20.04   $     16.76   $     13.80   $     12.19   $     10.41
                                     -----------   -----------   -----------   -----------   -----------
FINANCIAL CONDITION
Total assets..................       $61,612,376   $54,175,921   $57,065,033   $52,513,500   $45,671,294
Long-term borrowings and preferred
  securities..................       $ 5,617,576   $ 4,839,367   $ 3,980,379   $ 3,164,349   $ 2,622,797
Stockholders' equity..........       $ 2,917,257   $ 2,438,943   $ 1,930,963   $ 1,730,425   $ 1,552,288
Total capitalization..........       $ 8,534,833   $ 7,278,310   $ 5,911,342   $ 4,894,774   $ 4,175,085
                                     -----------   -----------   -----------   -----------   -----------

---------------
(1) All per share data reflect a three-for-two common stock split in November 1997.

(2) The 1995 results include after-tax charges of $146 million ($230 million before income taxes) related to the resolution of the issues arising from the Company's sale of public proprietary limited partnerships.

(3) Reflects the effect of the unamortized discount of $59.9 million charged to stockholders' equity resulting from the redemption of preferred stock on December 16, 1999.

--------------------------------------------------------------------------------

                     COMMON STOCK AND QUARTERLY INFORMATION

COMMON STOCK DIVIDEND HISTORY

During 1999, Paine Webber Group Inc. continued its policy of paying quarterly common stock dividends. Dividends declared during the last twelve quarters were as follows:

CALENDAR QUARTER                                        4TH     3RD     2ND     1ST
----------------                                        ----    ----    ----    ----
1999..................................................  $.11    $.11    $.11    $.11
1998..................................................   .11     .11     .11     .11
1997..................................................   .11     .10     .10     .10

On February 3, 2000, Paine Webber Group Inc. declared a 2000 first quarter dividend of $.12 per share, an increase of 9 percent over the fourth quarter of 1999. However, there is no assurance that dividends will continue to be paid in the future, since they are dependent upon income, financial condition and other factors, including the restrictions described in Note 7 in the Notes to Consolidated Financial Statements.

MARKET FOR COMMON STOCK

The common stock of Paine Webber Group Inc. is listed on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange. The following table summarizes the high and low sales prices per share of the common stock as reported on the Composite Tape for the periods indicated:

                                                               HIGH      LOW
                                                              ------    ------
Calendar 1999
  4th Quarter...............................................  $44.00    $31.75
  3rd Quarter...............................................   46.38     34.00
  2nd Quarter...............................................   49.75     38.00
  1st Quarter...............................................   42.06     32.63
Calendar 1998
  4th Quarter...............................................  $44.50    $20.38
  3rd Quarter...............................................   53.38     29.25
  2nd Quarter...............................................   49.44     39.44
  1st Quarter...............................................   43.13     28.69

On February 11, 2000 the last reported sale price per share of Paine Webber Group, Inc. common stock on the NYSE was $37.56. The approximate number of holders of record of Paine Webber Group Inc. common stock as of the close of business on February 11, 2000 was 6,077.

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                        EARNINGS PER
                                                         INCOME BEFORE                     COMMON
(IN THOUSANDS OF DOLLARS     TOTAL          NET            TAXES AND          NET           SHARE
EXCEPT PER SHARE AMOUNTS)   REVENUES      REVENUES     MINORITY INTEREST     INCOME     BASIC/DILUTED
-------------------------  ----------    ----------    -----------------    --------    -------------
Calendar 1999
  4th Quarter...........   $2,068,273    $1,390,210        $274,131         $166,294    $     .71/.67(1)
  3rd Quarter...........    1,860,192     1,237,167         225,985          138,202          .91/.86
  2nd Quarter...........    1,970,978     1,347,907         269,667          163,504        1.08/1.02
  1st Quarter...........    1,923,310     1,314,891         265,019          160,599        1.06/1.01
Calendar 1998
  4th Quarter...........   $1,735,041    $1,096,493        $166,214         $100,427    $     .66/.63
  3rd Quarter...........    1,809,148     1,031,476         138,599           82,892          .54/.51
  2nd Quarter...........    1,900,283     1,162,168         211,999          129,501          .88/.82
  1st Quarter...........    1,805,110     1,114,977         198,195          120,735          .82/.77

------------
(1) Reflects the effect of unamortized discount of $59,883 charged to stockholders' equity resulting from the redemption of preferred stock on December 16, 1999.

The sum of the quarterly earnings per share amounts does not equal the annual amount reported, as per share amounts are computed independently for each quarter and the full year based on respective weighted-average common and common equivalent shares outstanding during each period.

--------------------------------------------------------------------------------

                          FIVE-YEAR FINANCIAL SUMMARY
          (In thousands of dollars except share and per share amounts)

                                         1999                   1998                   1997                   1996
                                 --------------------   --------------------   --------------------   --------------------
YEARS ENDED DECEMBER 31,            AMOUNT        %        AMOUNT        %        AMOUNT        %        AMOUNT        %
------------------------         ------------   -----   ------------   -----   ------------   -----   ------------   -----
REVENUES
COMMISSIONS
Listed securities and
 options.......................  $  1,115,508    21.1   $    992,816    22.5   $    884,341    21.5   $    821,499    22.0
Mutual funds and insurance.....       545,125    10.3        438,598    10.0        415,855    10.1        380,982    10.2
Over-the-counter securities and
 other.........................       288,326     5.5        209,869     4.8        196,595     4.8        178,994     4.8
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
                                    1,948,959    36.9      1,641,283    37.3      1,496,791    36.4      1,381,475    37.0
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
PRINCIPAL TRANSACTIONS
Taxable fixed income...........       501,819     9.5        451,668    10.3        514,976    12.5        500,391    13.4
Equities.......................       446,168     8.4        279,720     6.3        408,969     9.9        379,446    10.2
Municipals.....................       162,093     3.1        137,419     3.1        131,703     3.2        143,778     3.8
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
                                    1,110,080    21.0        868,807    19.7      1,055,648    25.6      1,023,615    27.4
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
ASSET MANAGEMENT...............       911,099    17.2        713,570    16.2        542,755    13.2        453,267    12.1
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
INVESTMENT BANKING
Underwriting fees, management
 fees and selling concessions:
 Corporate securities..........       248,407     4.7        265,721     6.0        249,777     6.1        226,063     6.1
 Municipal obligations.........        89,098     1.7        117,978     2.7         76,964     1.9         53,914     1.4
Private placement and other
 fees..........................       220,719     4.2        147,273     3.3        133,260     3.2        111,187     3.0
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
                                      558,224    10.6        530,972    12.0        460,001    11.2        391,164    10.5
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
OTHER..........................       170,951     3.2        142,242     3.2        138,633     3.4        146,708     3.9
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
INTEREST.......................     3,123,440    59.0      3,352,708    76.1      2,963,124    72.1      2,309,737    61.9
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
TOTAL REVENUES.................     7,822,753   147.9      7,249,582   164.5      6,656,952   161.9      5,705,966   152.8
                                 ============   =====   ============   =====   ============   =====   ============   =====
INTEREST EXPENSE...............     2,532,578   (47.9)     2,844,468   (64.5)     2,544,550   (61.9)     1,970,754   (52.8)
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
NET REVENUES...................  $  5,290,175   100.0   $  4,405,114   100.0   $  4,112,402   100.0   $  3,735,212   100.0
                                 ============   =====   ============   =====   ============   =====   ============   =====

                                       1995(1)
                                 --------------------
YEARS ENDED DECEMBER 31,            AMOUNT        %
------------------------         ------------   -----
REVENUES
COMMISSIONS
Listed securities and
 options.......................  $    816,517    24.4
Mutual funds and insurance.....       302,654     9.0
Over-the-counter securities and
 other.........................       153,595     4.6
                                 ------------   -----
                                    1,272,766    38.0
                                 ------------   -----
PRINCIPAL TRANSACTIONS
Taxable fixed income...........       396,787    11.8
Equities.......................       377,650    11.3
Municipals.....................       139,764     4.2
                                 ------------   -----
                                      914,201    27.3
                                 ------------   -----
ASSET MANAGEMENT...............       399,540    11.9
                                 ------------   -----
INVESTMENT BANKING
Underwriting fees, management
 fees and selling concessions:
 Corporate securities..........       207,499     6.2
 Municipal obligations.........        43,578     1.3
Private placement and other
 fees..........................        75,700     2.2
                                 ------------   -----
                                      326,777     9.7
                                 ------------   -----
OTHER..........................       150,056     4.5
                                 ------------   -----
INTEREST.......................     2,256,750    67.4
                                 ------------   -----
TOTAL REVENUES.................     5,320,090   158.8
                                 ============   =====
INTEREST EXPENSE...............     1,969,811   (58.8)
                                 ------------   -----
NET REVENUES...................  $  3,350,279   100.0
                                 ============   =====

NON-INTEREST EXPENSES
Compensation and benefits......  $  3,049,568    57.6   $  2,601,364    59.1   $  2,420,296    58.9   $  2,219,129    59.4
Office and equipment...........       352,712     6.7        301,845     6.9        275,532     6.7        267,006     7.1
Communications.................       168,071     3.2        154,272     3.5        153,285     3.7        153,301     4.1
Business development...........       122,678     2.3        103,287     2.3         82,099     2.0         75,981     2.0
Brokerage, clearing and
 exchange fees.................        95,211     1.8         97,430     2.2         86,808     2.1         87,839     2.4
Professional services..........       136,758     2.6        123,265     2.8        129,066     3.1        108,123     2.9
Other..........................       330,375     6.2        308,644     7.0        292,209     7.1        263,800     7.1
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
TOTAL NON-INTEREST EXPENSES....     4,255,373    80.4      3,690,107    83.8      3,439,295    83.6      3,175,179    85.0
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
Income before taxes and
 minority interest.............     1,034,802    19.6        715,007    16.2        673,107    16.4        560,033    15.0
Provision for income taxes.....       373,959     7.1        249,208     5.7        228,626     5.6        194,649     5.2
Income before minority
 interest......................       660,843    12.5        465,799    10.5        444,481    10.8        365,384     9.8
Minority interest..............        32,244     0.6         32,244     0.7         29,032     0.7          1,034     0.0
                                 ------------   -----   ------------   -----   ------------   -----   ------------   -----
Net income.....................  $    628,599    11.9   $    433,555     9.8   $    415,449    10.1   $    364,350     9.8
                                 ============   =====   ============   =====   ============   =====   ============   =====
EARNINGS PER COMMON SHARE(2)
Basic..........................  $     3.77(3)          $       2.91           $       2.84           $       2.55
Diluted........................  $     3.56(3)          $       2.72           $       2.56           $       2.24
                                 ------------           ------------           ------------           ------------
WEIGHTED-AVERAGE COMMON
 SHARES(2)
Basic..........................   144,931,042            140,863,761            135,943,063            131,547,207
Diluted........................   153,214,444            150,611,425            153,347,984            153,829,662
                                 ------------           ------------           ------------           ------------
DIVIDENDS DECLARED PER SHARE
Common stock(2)................  $        .44           $        .44           $        .41           $        .32
Preferred stock:
 Redeemable Preferred Stock....  $       9.00           $       9.00           $       9.00           $       9.00
 Convertible Preferred Stock...  $         --           $         --           $       6.00           $       6.00
                                 ============           ============           ============           ============

NON-INTEREST EXPENSES
Compensation and benefits......  $  2,004,585    59.8
Office and equipment...........       266,291     7.9
Communications.................       149,047     4.5
Business development...........        90,752     2.7
Brokerage, clearing and
 exchange fees.................        93,657     2.8
Professional services..........       101,911     3.0
Other..........................       541,359    16.2
                                 ------------   -----
TOTAL NON-INTEREST EXPENSES....     3,247,602    96.9
                                 ------------   -----
Income before taxes and
 minority interest.............       102,677     3.1
Provision for income taxes.....        21,927     0.7
Income before minority
 interest......................        80,750     2.4
Minority interest..............            --     0.0
                                 ------------   -----
Net income.....................  $     80,750     2.4
                                 ============   =====
EARNINGS PER COMMON SHARE(2)
Basic..........................  $       0.37
Diluted........................  $       0.35
                                 ------------
WEIGHTED-AVERAGE COMMON
 SHARES(2)
Basic..........................   138,045,626
Diluted........................   152,268,070
                                 ------------
DIVIDENDS DECLARED PER SHARE
Common stock(2)................  $        .32
Preferred stock:
 Redeemable Preferred Stock....  $       9.00
 Convertible Preferred Stock...  $       6.00
                                 ============

------------
(1) The 1995 results include after-tax charges of $146 million ($230 million before income taxes) related to the resolution of the issues arising from the Company's sale of public proprietary limited partnerships.

(2) All share and per share data reflect a three-for-two common stock split in November 1997.

(3) Reflects the effect of the unamortized discount of $59.9 million charged to stockholders' equity resulting from the redemption of preferred stock on December 16, 1999.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               FIRST QUARTER 2000

                                 MARCH 31, 2000

--------------------------------------------------------------------------------

                         PART I--FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                            PAINE WEBBER GROUP INC.

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (In thousands of dollars except share and per share amounts)

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ----------------------------
                                                                  2000            1999
                                                              ------------    ------------
REVENUES
Commissions.................................................  $    676,172    $    478,873
Principal transactions......................................       309,289         314,208
Asset management............................................       278,288         206,051
Investment banking..........................................       122,180         125,953
Interest....................................................       981,547         757,160
Other.......................................................        37,645          41,065
                                                              ------------    ------------
     Total revenues.........................................     2,405,121       1,923,310
Interest expense............................................       808,016         608,419
                                                              ------------    ------------
     Net revenues...........................................     1,597,105       1,314,891
                                                              ------------    ------------
NON-INTEREST EXPENSES
Compensation and benefits...................................       949,786         768,714
Office and equipment........................................        96,592          81,452
Communications..............................................        44,123          42,203
Business development........................................        38,901          23,867
Brokerage, clearing & exchange fees.........................        27,303          24,390
Professional services.......................................        49,426          30,452
Other.......................................................       100,755          78,794
                                                              ------------    ------------
     Total non-interest expenses............................     1,306,886       1,049,872
                                                              ------------    ------------
INCOME BEFORE TAXES AND MINORITY INTEREST...................       290,219         265,019
  Provision for income taxes................................       105,809          96,359
                                                              ------------    ------------
INCOME BEFORE MINORITY INTEREST.............................       184,410         168,660
  Minority interest.........................................         8,061           8,061
                                                              ------------    ------------
NET INCOME..................................................  $    176,349    $    160,599
                                                              ============    ============
Net income applicable to common shares......................  $    176,349    $    154,650
                                                              ============    ============
Earnings per common share:
  Basic.....................................................  $       1.22    $       1.06
  Diluted...................................................  $       1.16    $       1.01
Weighted-average common shares:
  Basic.....................................................   145,019,159     145,598,619
  Diluted...................................................   152,336,445     153,728,711
Dividends declared per common share.........................  $       0.12    $       0.11

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

      CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
          (In thousands of dollars except share and per share amounts)

                                                               MARCH 31,     DECEMBER 31,
                                                                 2000            1999
                                                              -----------    ------------
ASSETS
Cash and cash equivalents...................................  $   286,899    $   176,401
Cash and securities segregated and on deposit for federal
  and other regulations.....................................      849,756        823,059
Financial instruments owned.................................   22,467,838     21,144,830
Securities received as collateral...........................      809,168      1,079,976
Securities purchased under agreements to resell.............   15,873,737     15,923,948
Securities borrowed.........................................   10,129,834     10,526,638
Receivables, net of allowance for doubtful accounts of
  $27,413 and $30,039 at March 31, 2000 and December 31,
  1999, respectively........................................   11,363,652     10,287,937
Office equipment and leasehold improvements, net of
  accumulated depreciation and amortization of $561,375 and
  $527,718 at March 31, 2000 and December 31, 1999,
  respectively..............................................      628,310        579,819
Other assets................................................    1,105,729      1,069,768
                                                              -----------    -----------
                                                              $63,514,923    $61,612,376
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term borrowings.......................................  $ 1,855,495    $ 1,884,250
Financial instruments sold, not yet purchased...............    5,732,661      7,099,208
Securities sold under agreements to repurchase..............   27,762,648     25,740,196
Securities loaned...........................................    7,605,308      5,661,200
Obligation to return securities received as collateral......      809,168      1,079,976
Payables....................................................    8,239,030      8,448,217
Other liabilities and accrued expenses......................    2,961,542      3,164,496
Long-term borrowings........................................    5,114,910      5,223,826
                                                              -----------    -----------
                                                               60,080,762     58,301,369
                                                              -----------    -----------
Commitments and contingencies
Company-Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts holding solely Company
  Guaranteed Related Subordinated Debt......................      393,750        393,750
Stockholders' Equity:
  Common stock, $1 par value, 400,000,000 shares authorized, issued 194,530,404 shares and 193,145,152 shares at
     March 31, 2000 and December 31, 1999, respectively.....      194,530        193,145
  Additional paid-in capital................................    1,722,842      1,672,085
  Retained earnings.........................................    2,329,992      2,171,080
  Treasury stock, at cost; 49,393,807 shares and 47,557,064
     shares at March 31, 2000 and December 31, 1999,
     respectively...........................................   (1,200,754)    (1,113,736)
  Accumulated other comprehensive income....................       (6,199)        (5,317)
                                                              -----------    -----------
                                                                3,040,411      2,917,257
                                                              -----------    -----------
                                                              $63,514,923    $61,612,376
                                                              ===========    ===========

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                           (In thousands of dollars)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $   176,349    $   160,599
Adjustments to reconcile net income to cash provided by
  (used for) operating activities:
Noncash items included in net income:
  Depreciation and amortization.............................       30,118         21,435
  Deferred income taxes.....................................       31,841         11,198
  Amortization of deferred charges..........................       25,332         18,386
  Stock-based compensation..................................       (1,596)         5,790
(Increase) decrease in operating assets:
  Cash and securities on deposit............................      (26,697)        32,778
  Financial instruments owned...............................   (1,302,698)    (2,074,670)
  Securities purchased under agreements to resell...........       50,211     (1,071,797)
  Securities borrowed.......................................      396,804       (702,443)
  Receivables...............................................   (1,073,089)      (379,327)
  Other assets..............................................      (93,806)      (156,608)
Increase (decrease) in operating liabilities:
  Financial instruments sold, not yet purchased.............   (1,366,547)     1,013,811
  Securities sold under agreements to repurchase............    2,022,452      4,119,870
  Securities loaned.........................................    1,944,108        545,931
  Payables..................................................     (209,187)    (1,576,819)
  Other.....................................................     (198,042)      (211,215)
                                                              -----------    -----------
  Cash provided by (used for) operating activities..........      405,553       (243,081)
                                                              -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for:
  Office equipment and leasehold improvements...............      (80,211)       (45,492)
                                                              -----------    -----------
  Cash used for investing activities........................      (80,211)       (45,492)
                                                              -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payments for) proceeds from short-term borrowings......      (28,755)       195,116
Proceeds from:
  Long-term borrowings......................................      196,022        147,000
  Employee stock transactions...............................       54,447         37,576
Payments for:
  Long-term borrowings......................................     (307,530)       (37,600)
  Repurchases of common stock...............................     (111,592)       (56,404)
  Dividends.................................................      (17,436)       (22,067)
                                                              -----------    -----------
  Cash (used for) provided by financing activities..........     (214,844)       263,621
                                                              -----------    -----------
Increase (decrease) in cash and cash equivalents............      110,498        (24,952)
  Cash and cash equivalents, beginning of period............      176,401        228,359
                                                              -----------    -----------
  Cash and cash equivalents, end of period..................  $   286,899    $   203,407
                                                              ===========    ===========

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

The condensed consolidated financial statements include the accounts of Paine Webber Group Inc. ("PWG") and its wholly owned subsidiaries, including its principal subsidiary PaineWebber Incorporated ("PWI") (collectively, the "Company"). All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current year presentations. The December 31, 1999 Condensed Consolidated Statement of Financial Condition was derived from the audited consolidated financial statements of the Company. The financial information as of and for the periods ended March 31, 2000 and 1999 is unaudited. All normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation have been made.

Certain financial information that is normally in annual financial statements but is not required for interim reporting purposes has been condensed or omitted. The condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1999. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year.

  Statement of Cash Flows

Total interest payments, which relate principally to agreements to repurchase, short-term borrowings, securities loaned and long-term borrowings, were $865,029 and $577,797 for the three months ended March 31, 2000 and 1999, respectively. Income taxes paid were $86,657 and $63,680 for the three months ended March 31, 2000 and 1999, respectively.

  Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes revised accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity measure all derivative instruments at fair value and recognize such instruments as either assets or liabilities in the consolidated statements of financial condition. The accounting for changes in the fair value of a derivative instrument will depend on the intended use of the derivative as either a fair value hedge, a cash flow hedge or a foreign currency hedge. The effect of the changes in fair value of the derivatives and, in certain cases, the hedged items are to be reflected in either the consolidated statements of income or as a component of other comprehensive income, based upon the resulting designation. As issued, SFAS No. 133 was effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. The Company has not yet determined the impact of this statement on the Company's Consolidated Financial Statements, taken as a whole.

--------------------------------------------------------------------------------

NOTE 2: FINANCIAL INSTRUMENTS OWNED AND SOLD, NOT YET PURCHASED

At March 31, 2000 and December 31, 1999, financial instruments owned and financial instruments sold, not yet purchased consisted of the following:

                                                          MARCH 31,     DECEMBER 31,
                                                            2000            1999
                                                         -----------    ------------
Financial instruments owned:
  U.S. government and agencies.........................  $ 6,685,430    $ 5,864,331
  Mortgages and mortgage-backed........................    9,087,219      9,012,415
  Corporate debt.......................................    1,791,952      1,875,361
  Commercial paper and other short-term debt...........    1,835,741      1,744,036
  Equities and other...................................    2,510,595      2,030,986
  State and municipals.................................      556,901        617,701
                                                         -----------    -----------
                                                         $22,467,838    $21,144,830
                                                         ===========    ===========
Financial instruments sold, not yet purchased:
  U.S. government and agencies.........................  $ 3,998,570    $ 5,804,259
  Mortgages and mortgage-backed........................      100,908        123,049
  Corporate debt.......................................    1,238,058        785,890
  Equities.............................................      379,992        348,485
  State and municipals.................................       15,133         37,525
                                                         -----------    -----------
                                                         $ 5,732,661    $ 7,099,208
                                                         ===========    ===========

NOTE 3: LONG-TERM BORROWINGS

Long-term borrowings at March 31, 2000 and December 31, 1999 consisted of the following:

                                                            MARCH 31,     DECEMBER 31,
                                                               2000           1999
                                                            ----------    ------------
U.S. Dollar-Denominated:
  Fixed Rate Notes due 2000--2014.........................  $2,624,543     $2,757,851
  Fixed Rate Subordinated Notes due 2002..................     174,787        174,765
  Medium-Term Senior Notes................................   2,142,990      2,143,010
  Medium-Term Subordinated Notes..........................      85,200        148,200
Non-U.S. Dollar-Denominated:
  Medium-Term Note due 2003...............................      87,390             --
                                                            ----------     ----------
                                                            $5,114,910     $5,223,826
                                                            ==========     ==========

At March 31, 2000, interest rates on the U.S. dollar-denominated fixed rate notes and fixed rate subordinated notes ranged from 6.25 percent to 9.25 percent and the weighted-average interest rate was 7.19 percent. Interest on the notes is payable semi-annually. The fixed rate notes and fixed rate subordinated notes outstanding at March 31, 2000 had an average maturity of 5.8 years.

At March 31, 2000, the Company had outstanding U.S. dollar-denominated fixed rate Medium-Term Notes of $1,324,040 and variable rate Medium-Term Notes of $904,150. The Medium-Term Notes outstanding at March 31, 2000 had an average maturity of 4.1 years and a weighted-average interest rate of 6.73 percent.

At March 31, 2000, the interest rate on the Non-U.S. dollar-denominated Medium-Term note was 1.27 percent.

--------------------------------------------------------------------------------

At March 31, 2000 and December 31, 1999, the fair values of long-term borrowings were $4,975,067 and $5,140,331, respectively, as compared to the carrying amounts of $5,114,910 and $5,223,826, respectively. The estimated fair value of long-term borrowings is based upon quoted market prices for the same or similar issues and pricing models. However, for substantially all of its fixed rate debt, the Company enters into interest rate swap agreements to convert its fixed rate payments into floating rate payments.

The net fair values of the interest rate swaps were $142,099 and $127,097 payable at March 31, 2000 and December 31, 1999, respectively. The fair value of interest rate swaps used to hedge the Company's fixed rate debt is based upon the amounts the Company would receive or pay to terminate the agreements, taking into account current interest rates.

The carrying amounts of the interest rate swap agreements included in the Company's Condensed Consolidated Statements of Financial Condition at March 31, 2000 and December 31, 1999 were net receivables of $12,956 and $12,075, respectively. See Note 5 for further discussion of interest rate swap agreements used for hedging purposes.

NOTE 4: CAPITAL REQUIREMENTS

PWI, a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule and New York Stock Exchange Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by PWI, minimum net capital shall not be less than 2 percent of combined aggregate debit items arising from client transactions, plus excess margin collected on securities purchased under agreements to resell, as defined. A reduction of business is required if net capital is less than 4 percent of such aggregate debit items. Business may not be expanded if net capital is less than 5 percent of such aggregate debit items. As of March 31, 2000, PWI's net capital of $1,177,824 was 9.5 percent of aggregate debit items and its net capital in excess of the minimum required was $919,943.

NOTE 5: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

  Held or Issued for Trading Purposes

Set forth below are the gross contract or notional amounts of the Company's outstanding off-balance-sheet derivative and other financial instruments held or issued for trading purposes. These amounts are not reflected in the Condensed Consolidated Statements of Financial Condition and are indicative only of the volume of activity at March 31, 2000 and December 31, 1999. They do not represent amounts subject to market risks, and in many cases, limit the Company's overall exposure to market losses by hedging other on- and off-balance-sheet transactions.

                                                      NOTIONAL OR CONTRACT AMOUNT
                                         -----------------------------------------------------
                                              MARCH 31, 2000             DECEMBER 31, 1999
                                         -------------------------   -------------------------
                                          PURCHASES       SALES       PURCHASES       SALES
                                         -----------   -----------   -----------   -----------
Mortgage-backed forward contracts and
  options written and purchased........  $15,768,316   $20,472,150   $14,417,186   $17,540,786
Foreign currency forward contracts,
  futures contracts, and options
  written and purchased................    1,799,585     1,800,063     1,380,925     1,373,981
Equity securities contracts including
  stock index futures, forwards, and
  options written and purchased........      201,171       470,999       144,034       239,682
Other fixed income securities contracts
  including futures, forwards, and
  options written and purchased........    6,987,108     5,358,536     3,557,193     5,538,887
Interest rate swaps and caps...........    1,464,080     2,434,080     1,688,762       419,989

--------------------------------------------------------------------------------

Set forth below are the fair values of derivative financial instruments held or issued for trading purposes as of March 31, 2000 and December 31, 1999. The fair value amounts are netted by counterparty when specific conditions are met.

                                                         FAIR VALUE AT            FAIR VALUE AT
                                                         MARCH 31, 2000         DECEMBER 31, 1999
                                                     ----------------------   ----------------------
                                                      ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                     --------   -----------   --------   -----------
Mortgage-backed forward contracts and options
  written and purchased............................  $ 78,782     $86,714     $159,228    $114,838
Foreign currency forward contracts, futures
  contracts, and options written and purchased.....    19,365      19,163       20,274      20,158
Equity securities contracts including stock index
  futures, forwards, and options written and
  purchased........................................   132,908      58,919      152,024      48,835
Other fixed income securities contracts including
  futures, forwards, and options written and
  purchased........................................    28,566      13,008       29,584      20,177
Interest rate swaps and caps.......................    15,624      23,704       31,569      11,087

Set forth below are the average fair values of derivative financial instruments held or issued for trading purposes for the three months ended March 31, 2000 and the twelve months ended December 31, 1999. The average fair value is based on the average of the month-end balances during the periods indicated.

                                                       AVERAGE FAIR VALUE       AVERAGE FAIR VALUE
                                                       THREE MONTHS ENDED      TWELVE MONTHS ENDED
                                                         MARCH 31, 2000         DECEMBER 31, 1999
                                                     ----------------------   ----------------------
                                                      ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                     --------   -----------   --------   -----------
Mortgage-backed forward contracts and options
  written and purchased............................  $ 93,071     $89,451     $171,113    $163,954
Foreign currency forward contracts, futures
  contracts, and options written and purchased.....    33,468      30,338       22,549      22,377
Equity securities contracts including stock index
  futures, forwards, and options written and
  purchased........................................   136,105      51,531       63,624      40,321
Other fixed income securities contracts including
  futures, forwards, and options written and
  purchased........................................    27,772      13,164       11,932      49,800
Interest rate swaps and caps.......................    26,662      18,052       18,593       6,754

The Company also sells securities, at predetermined prices, which have not yet been purchased. The Company is exposed to market risk since to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the Condensed Consolidated Statements of Financial Condition.

The off-balance-sheet derivative trading transactions are generally short-term. At March 31, 2000 substantially all of the off-balance-sheet trading-related derivative and other financial instruments had remaining maturities of less than one year.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or the replacement cost on contracts in which the Company has recorded an unrealized gain. These amounts are reflected as assets on the Company's Condensed Consolidated Statements of Financial Condition and amounted to $275,245 and $392,679 at March 31, 2000 and December 31, 1999, respectively. Options written do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis, thereby minimizing credit risk.

--------------------------------------------------------------------------------

The following table summarizes the Company's principal transactions revenues by business activity for the three months ended March 31, 2000 and 1999. Principal transactions revenues include realized and unrealized gains and losses on trading positions and principal investing activities, including hedges. In assessing the profitability of its trading activities, the Company views net interest and principal transactions revenues in the aggregate.

                                                              PRINCIPAL TRANSACTIONS
                                                                     REVENUES
                                                              -----------------------
                                                                   THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Taxable fixed income (includes futures, forwards, options
  contracts and other securities)...........................   $ 57,771     $194,404
Equities (includes stock index futures, forwards and options
  contracts)................................................    206,822       84,907
Municipals (includes futures and options contracts).........     44,696       34,897
                                                               --------     --------
                                                               $309,289     $314,208
                                                               ========     ========

  Held or Issued for Purposes Other Than Trading

The Company enters into interest rate swap agreements to manage the interest rate characteristics of its assets and liabilities. As of March 31, 2000 and December 31, 1999, the Company had outstanding interest rate swap agreements with commercial banks with notional amounts of $3,891,010 and $4,206,010, respectively. These agreements effectively converted substantially all of the Company's fixed rate debt at March 31, 2000 into floating rate debt. The interest rate swap agreements entered into have had the effect of reducing net interest expense on the Company's fixed rate debt by $282 and $5,753 for the three months ended March 31, 2000 and 1999, respectively. The Company had no deferred gains or losses related to terminated swap agreements on the Company's long-term borrowings at March 31, 2000 and December 31, 1999. The Company is subject to market risk as interest rates fluctuate. The interest rate swaps contain credit risk to the extent the Company is in a receivable or gain position and the counterparty defaults. However, the counterparties to the agreements generally are large financial institutions, and the Company has not experienced defaults in the past, and management does not anticipate any counterparty defaults in the foreseeable future. See Note 3 for further discussion of interest rate swap agreements used for hedging purposes.

NOTE 6: RISK MANAGEMENT

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

  Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has an independent risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies. The Asset/Liability Management Committee, comprised of senior corporate and business group managers, is responsible for establishing trading position and exposure limits.

--------------------------------------------------------------------------------

Market risk modeling is based on estimating loss exposure through sensitivity testing. These results are compared to established limits, and exceptions are subject to review and approval by senior management. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks and holding regular meetings between the senior management of the business groups and the risk management group.

  Credit Risk in Proprietary Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Derivative credit exposures are calculated, aggregated and compared to established limits by the credit department. Credit reserve requirements are determined by senior management in conjunction with the Company's continuous credit monitoring procedures. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, government and government-agency securities, and letters of credit. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary. The Company may pledge clients' margined securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At March 31, 2000, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

  Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and exchange-traded options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at March 31, 2000 were settled without material adverse effect on the Company's consolidated financial statements, taken as a whole.

--------------------------------------------------------------------------------

  Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance-sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a major securities firm, the Company engages in underwriting and other financing activities with a broad range of clients, including other financial institutions, municipalities, governments, financing companies, and commercial real estate investors and operators. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described above.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions including banks, brokers and dealers, investment funds, and insurance companies.

NOTE 7: COMMITMENTS AND CONTINGENCIES

At March 31, 2000 and December 31, 1999, the Company was contingently liable under unsecured letters of credit totaling $193,787 and $139,156, respectively, which approximated fair value. At March 31, 2000 and December 31, 1999 certain of the Company's subsidiaries were contingently liable as issuer of approximately $45,000 of notes payable to managing general partners of various limited partnerships pursuant to certain partnership agreements. In addition, as part of the 1995 limited partnership settlements, the Company has agreed, under certain circumstances, to provide to class members additional consideration including assignment of fees the Company is entitled to receive from certain partnerships. In the opinion of management, these contingencies will not have a material adverse effect on the Company's consolidated financial statements, taken as a whole.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit which are collateralized by customer margin securities. At March 31, 2000 and December 31, 1999, the Company had outstanding $118,300 and $101,400, respectively, of such standby letters of credit. At March 31, 2000 and December 31, 1999, securities with fair value of $1,791,490 and $2,536,073, respectively, had been loaned or pledged as collateral for securities borrowed of approximately equal fair value.

In the normal course of business, the Company enters into when-issued transactions, underwriting and other commitments. Also, at March 31, 2000 and December 31, 1999, the Company had commitments of $1,070,416 and $858,122, respectively, consisting of secured credit lines to real estate operators, mortgage and asset-backed originators, and commitments to investment partnerships, in certain of which key employees are limited partners. Settlement of these transactions at March 31, 2000 would not have had a material impact on the Company's consolidated financial statements, taken as a whole.

The Company has been named as defendant in numerous legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated financial statements, taken as a whole.

--------------------------------------------------------------------------------

NOTE 8: COMPREHENSIVE INCOME

Comprehensive income is calculated in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income combines net income and certain items that directly affect stockholders' equity, such as foreign currency translation adjustments. The components of comprehensive income for the three months ended March 31, 2000 and 1999 were as follows:

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Net income..................................................  $176,349    $160,599
Foreign currency translation adjustment.....................      (882)     (1,512)
                                                              --------    --------
Total comprehensive income..................................  $175,467    $159,087
                                                              ========    ========

NOTE 9: EARNINGS PER COMMON SHARE

Earnings per common share are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes the dilutive effects of options and convertible securities and is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects all potentially dilutive securities.

Set forth below is the reconciliation of net income applicable to common shares and weighted-average common and common equivalent shares of the basic and diluted earnings per common share computations:

                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                       ----------------------------
                                                           2000            1999
                                                       ------------    ------------
NUMERATOR:
Net income...........................................  $    176,349    $    160,599
  Preferred stock dividends..........................            --          (5,949)
                                                       ------------    ------------
Net income applicable to common shares for basic
  earnings per share.................................       176,349         154,650
                                                       ============    ============
Net income applicable to common shares for diluted
  earnings per share.................................  $    176,349    $    154,650
                                                       ============    ============
DENOMINATOR:
Weighted-average common shares for basic earnings per
  share..............................................   145,019,159     145,598,619
                                                       ============    ============
Weighted-average effect of dilutive employee stock
  options and awards.................................     7,317,286(1)    8,130,092
                                                       ------------    ------------
Dilutive potential common shares.....................     7,317,286       8,130,092
                                                       ------------    ------------
Weighted-average common and common equivalent shares
  for diluted earnings per share.....................   152,336,445     153,728,711
                                                       ============    ============
EARNINGS PER SHARE:
Basic................................................  $       1.22    $       1.06
                                                       ============    ============
Diluted..............................................  $       1.16    $       1.01
                                                       ============    ============

------------
(1) Included in the calculation of employee stock options and awards was the dilutive effect of 1,925,000 instruments related to convertible debentures.

--------------------------------------------------------------------------------

NOTE 10: SEGMENT REPORTING DATA

The Company offers a wide variety of products and services, primarily those of a full service domestic broker-dealer to a domestic market, through its two operating segments: Individual and Institutional. The Individual segment offers brokerage services and products (such as the purchase and sale of securities, insurance annuity contracts, mutual funds, wrap fee products, and margin and securities lending), asset management and other investment advisory and portfolio management products and services, and execution and clearing services for transactions originated by individual investors. The Institutional segment principally includes capital market products and services (such as the placing of securities and other financial instruments for--and the execution of trades on behalf of--institutional clients, investment banking services such as the underwriting of debt and equity securities, and mergers and acquisitions advisory services).

Segment revenues and expenses in the table below consist of those that are directly attributable to the segment under which they are reported, combined with segment amounts based on Company allocation methodologies (for example, allocating a portion of investment banking revenues to the Individual segment; relative utilization of the Company's square footage for certain cost allocations).

                            THREE MONTHS ENDED MARCH 31, 2000         THREE MONTHS ENDED MARCH 31, 1999
                         ---------------------------------------   ---------------------------------------
                         INDIVIDUAL   INSTITUTIONAL     TOTAL      INDIVIDUAL   INSTITUTIONAL     TOTAL
                         ----------   -------------   ----------   ----------   -------------   ----------
Total revenues.........  $1,470,751     $934,370      $2,405,121   $1,104,409     $818,901      $1,923,310
Net revenues...........   1,251,278      345,827       1,597,105      955,113      359,778       1,314,891
Income before taxes and
  minority interest....     199,194       91,025         290,219      155,483      109,536         265,019

Total assets for the Individual and Institutional segments were $25,175,880 and $38,339,043, respectively, at March 31, 2000 and $21,828,324 and $39,784,052,
respectively at December 31, 1999.

NOTE 11: SUBSEQUENT EVENTS

On April 27, 2000, PWG entered into an agreement and plan of merger (the "Merger Agreement") with J.C. Bradford & Co. L.L.C. ("J.C. Bradford"), a leading privately-held brokerage firm in the Southeast, pursuant to which a subsidiary of PWG will merge with and into J.C. Bradford. The all cash transaction, valued at $620 million, is expected to close in the third quarter of this year.

At the May 4, 2000 Annual Meeting of Stockholders, the Company approved to amend the Restated Certificate of Incorporation of PWG to authorize the issuance of up to 150,000,000 shares of Non-Voting Common Stock, par value of $1.00 per share.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              SECOND QUARTER 2000

                                 JUNE 30, 2000

--------------------------------------------------------------------------------

                         PART I--FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                            PAINE WEBBER GROUP INC.

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (In thousands of dollars except share and per share amounts)

                                                  THREE MONTHS ENDED             SIX MONTHS ENDED
                                                       JUNE 30,                      JUNE 30,
                                              ---------------------------   ---------------------------
                                                  2000           1999           2000           1999
                                              ------------   ------------   ------------   ------------
REVENUES
Commissions.................................  $    560,510   $    488,878   $  1,236,682   $    967,751
Principal transactions......................       181,428        279,846        490,717        594,054
Asset management............................       300,705        224,487        578,993        430,538
Investment banking..........................       155,647        160,133        277,827        286,086
Interest....................................     1,074,208        770,271      2,055,755      1,527,431
Other.......................................        43,928         47,363         81,573         88,428
                                              ------------   ------------   ------------   ------------
     Total revenues.........................     2,316,426      1,970,978      4,721,547      3,894,288
Interest expense............................       905,254        623,071      1,713,270      1,231,490
                                              ------------   ------------   ------------   ------------
     Net revenues...........................     1,411,172      1,347,907      3,008,277      2,662,798
                                              ------------   ------------   ------------   ------------
NON-INTEREST EXPENSES
Compensation and benefits...................       839,603        780,078      1,789,389      1,548,792
Office and equipment........................        99,695         89,330        196,287        170,782
Communications..............................        46,807         42,645         90,930         84,848
Business development........................        41,776         28,534         80,677         52,401
Brokerage, clearing & exchange fees.........        20,300         23,487         47,603         47,877
Professional services.......................        50,455         32,397         99,881         62,849
Other.......................................       100,466         81,769        201,221        160,563
                                              ------------   ------------   ------------   ------------
     Total non-interest expenses............     1,199,102      1,078,240      2,505,988      2,128,112
                                              ------------   ------------   ------------   ------------
INCOME BEFORE TAXES AND MINORITY INTEREST...       212,070        269,667        502,289        534,686
  Provision for income taxes................        76,503         98,102        182,312        194,461
                                              ------------   ------------   ------------   ------------
INCOME BEFORE MINORITY INTEREST.............       135,567        171,565        319,977        340,225
  Minority interest.........................         8,061          8,061         16,122         16,122
                                              ------------   ------------   ------------   ------------
NET INCOME..................................  $    127,506   $    163,504   $    303,855   $    324,103
                                              ============   ============   ============   ============
Net income applicable to common shares......  $    127,506   $    157,555   $    303,855   $    312,205
                                              ============   ============   ============   ============
Earnings per common share:
  Basic.....................................  $       0.87   $       1.08   $       2.09   $       2.14
  Diluted...................................  $       0.82   $       1.02   $       1.98   $       2.02
Weighted-average common shares:
  Basic.....................................   146,067,820    145,742,741    145,324,940    145,631,920
  Diluted...................................   154,576,404    154,960,397    153,233,875    154,305,795
Dividends declared per common
  share.....................................  $       0.12   $       0.11   $       0.24   $       0.22

Results for the quarter and six months ended June 30, 2000 include J.C. Bradford merger-related costs of $30 million, $18.8 million after taxes.

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

      CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
          (In thousands of dollars except share and per share amounts)

                                                               JUNE 30,      DECEMBER 31,
                                                                 2000            1999
                                                              -----------    ------------
ASSETS
Cash and cash equivalents...................................  $   429,002    $   176,401
Cash and securities segregated and on deposit for federal
  and other regulations.....................................      719,651        823,059
Financial instruments owned.................................   23,577,357     21,144,830
Securities received as collateral...........................      907,299      1,079,976
Securities purchased under agreements to resell.............   15,313,111     15,923,948
Securities borrowed.........................................   10,517,232     10,526,638
Receivables, net of allowance for doubtful accounts of
  $21,301 and $30,039 at June 30, 2000 and December 31,
  1999, respectively........................................   12,215,893     10,287,937
Office equipment and leasehold improvements, net of
  accumulated depreciation and amortization of $591,129 and
  $527,718 at June 30, 2000 and December 31, 1999,
  respectively..............................................      747,931        579,819
Other assets................................................    1,975,026      1,069,768
                                                              -----------    -----------
                                                              $66,402,502    $61,612,376
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term borrowings.......................................  $ 2,255,603    $ 1,884,250
Financial instruments sold, not yet purchased...............    4,275,325      7,099,208
Securities sold under agreements to repurchase..............   27,918,155     25,740,196
Securities loaned...........................................    7,249,077      5,661,200
Obligation to return securities received as collateral......      907,299      1,079,976
Payables....................................................   11,882,125      8,448,217
Other liabilities and accrued expenses......................    3,121,054      3,164,496
Long-term borrowings........................................    5,209,136      5,223,826
                                                              -----------    -----------
                                                               62,817,774     58,301,369
                                                              -----------    -----------
Commitments and contingencies
Company-Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts holding solely Company
  Guaranteed Related Subordinated Debt......................      393,750        393,750
Stockholders' Equity:
  Common stock, $1 par value, 400,000,000 shares authorized, issued 195,719,680 shares and 193,145,152 shares at
     June 30, 2000 and December 31, 1999, respectively......      195,720        193,145
  Additional paid-in capital................................    1,755,825      1,672,085
  Retained earnings.........................................    2,439,962      2,171,080
  Treasury stock, at cost; 48,971,281 shares and 47,557,064
     shares at June 30, 2000 and December 31, 1999,
     respectively...........................................   (1,191,934)    (1,113,736)
  Accumulated other comprehensive income....................       (8,595)        (5,317)
                                                              -----------    -----------
                                                                3,190,978      2,917,257
                                                              -----------    -----------
                                                              $66,402,502    $61,612,376
                                                              ===========    ===========

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                           (In thousands of dollars)

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $   303,855    $   324,103
Adjustments to reconcile net income to cash provided by
  (used for) operating activities:
Noncash items included in net income:
  Depreciation and amortization.............................       63,815         49,206
  Deferred income taxes.....................................       14,268        (10,317)
  Amortization of deferred charges..........................       53,729         51,736
  Stock-based compensation..................................       (3,126)        11,480
(Increase) decrease in operating assets:
  Cash and securities on deposit............................      103,685        (54,585)
  Financial instruments owned...............................   (2,156,799)    (2,200,354)
  Securities purchased under agreements to resell...........      610,837       (306,902)
  Securities borrowed.......................................      234,592       (197,510)
  Receivables...............................................   (1,031,176)    (1,032,062)
  Other assets..............................................     (306,671)      (243,111)
Increase (decrease) in operating liabilities:
  Financial instruments sold, not yet purchased.............   (2,823,883)     2,863,254
  Securities sold under agreements to repurchase............    2,177,959      1,697,395
  Securities loaned.........................................    1,319,954         14,021
  Payables..................................................    2,603,232     (1,204,663)
  Other.....................................................     (312,241)        73,936
                                                              -----------    -----------
  Cash provided by (used for) operating activities..........      852,030       (164,373)
                                                              -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for:
  Net assets acquired in business acquisition...............     (621,667)            --
  Office equipment and leasehold improvements...............     (196,740)      (110,289)
                                                              -----------    -----------
  Cash used for investing activities........................     (818,407)      (110,289)
                                                              -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (payments on) short-term borrowings.......      337,151       (233,289)
Proceeds from:
  Long-term borrowings......................................      346,762        875,985
  Employee stock transactions...............................       88,365         56,593
Payments for:
  Long-term borrowings......................................     (403,560)      (190,180)
  Repurchases of common stock...............................     (114,767)      (121,080)
  Dividends.................................................      (34,973)       (43,706)
                                                              -----------    -----------
  Cash provided by financing activities.....................      218,978        344,323
                                                              -----------    -----------
Increase in cash and cash equivalents.......................      252,601         69,661
  Cash and cash equivalents, beginning of period............      176,401        228,359
                                                              -----------    -----------
  Cash and cash equivalents, end of period..................  $   429,002    $   298,020
                                                              ===========    ===========

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

The condensed consolidated financial statements include the accounts of Paine Webber Group Inc. ("PWG") and its wholly owned subsidiaries, including its principal subsidiary PaineWebber Incorporated ("PWI") (collectively, the "Company"). All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current year presentations. The December 31, 1999 Condensed Consolidated Statement of Financial Condition was derived from the audited consolidated financial statements of the Company. The financial information as of and for the periods ended June 30, 2000 and 1999 is unaudited. All normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation have been made.

Certain financial information that is normally in annual financial statements but is not required for interim reporting purposes has been condensed or omitted. The condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year.

  Statement of Cash Flows

Total interest payments, which relate principally to agreements to repurchase, short-term borrowings, securities loaned and long-term borrowings, were $1,763,452 and $1,211,332 for the six months ended June 30, 2000 and 1999, respectively. Income taxes paid were $202,888 and $118,274 for the six months ended June 30, 2000 and 1999, respectively.

  Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes revised accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity measure all derivative instruments at fair value and recognize such instruments as either assets or liabilities in the consolidated statements of financial condition. The accounting for changes in the fair value of a derivative instrument will depend on the intended use of the derivative as either a fair value hedge, a cash flow hedge or a foreign currency hedge. The effect of the changes in fair value of the derivatives and, in certain cases, the hedged items are to be reflected in either the consolidated statements of income or as a component of other comprehensive income, based upon the resulting designation. As issued, SFAS No. 133 was effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment to FASB Statement No. 133". The Company has not yet determined the impact of these statements on the Company's Consolidated Financial Statements, taken as a whole.

--------------------------------------------------------------------------------

NOTE 2: SUBSEQUENT EVENT

On July 12, 2000, PWG entered into an agreement and plan of merger with UBS AG ("UBS") and a subsidiary of UBS, pursuant to which PWG will merge with and into that subsidiary. Under the terms of the agreement, PWG's shareholders will have the right to elect to receive either $73.50 in cash or 0.4954 of an ordinary share of UBS AG stock for each share of PWG's common stock, $1 par value ("common stock") that they own. The percentage of PWG's common stock that will be converted into the right to receive UBS AG stock is fixed at 50 percent. Adjustments to elections may therefore be necessary so that, in the aggregate, 50 percent of the shares of PWG's common stock is converted into the right to receive UBS AG stock, and 50 percent is converted into the right to receive cash. The transaction, which is expected to be completed in the fourth quarter of 2000, has been approved by PWG's Board of Directors and is subject to customary closing conditions, including certain regulatory approvals and the approval of PWG's shareholders.

NOTE 3: MERGER WITH J.C. BRADFORD

On June 9, 2000, the Company completed its merger with J.C. Bradford & Co. L.L.C. ("J.C. Bradford"), a leading privately-held brokerage firm in the Southeastern U.S., for approximately $622,000 in cash. The merger was accounted for as a purchase and, accordingly, the excess of the purchase cost over the fair value of the net assets acquired of approximately $185,000, resulted in the Company recording $560,000 in goodwill, which is being amortized over 25 years on a straight-line basis. The consolidated financial statements of the Company include the results of J.C. Bradford from the closing date. As a result of the merger, the Company recorded after-tax costs of approximately $18,800 ($30,000 pre-tax) relating primarily to elimination of the Company's duplicate facilities, severance and other costs.

NOTE 4: FINANCIAL INSTRUMENTS OWNED AND SOLD, NOT YET PURCHASED

At June 30, 2000 and December 31, 1999, financial instruments owned and financial instruments sold, not yet purchased consisted of the following:

                                                          JUNE 30,      DECEMBER 31,
                                                            2000            1999
                                                         -----------    ------------
Financial instruments owned:
  U.S. government and agencies.........................  $ 6,859,578    $ 5,864,331
  Mortgages and mortgage-backed........................    9,585,261      9,012,415
  Corporate debt.......................................    1,972,518      1,875,361
  Commercial paper and other short-term debt...........    2,196,741      1,744,036
  Equities and other...................................    2,342,821      2,030,986
  State and municipals.................................      620,438        617,701
                                                         -----------    -----------
                                                         $23,577,357    $21,144,830
                                                         ===========    ===========
Financial instruments sold, not yet purchased:
  U.S. government and agencies.........................  $ 2,907,693    $ 5,804,259
  Mortgages and mortgage-backed........................      144,194        123,049
  Corporate debt.......................................      940,826        785,890
  Equities.............................................      239,698        348,485
  State and municipals.................................       42,914         37,525
                                                         -----------    -----------
                                                         $ 4,275,325    $ 7,099,208
                                                         ===========    ===========

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NOTE 5: LONG-TERM BORROWINGS

Long-term borrowings at June 30, 2000 and December 31, 1999 consisted of the following:

                                                             JUNE 30,     DECEMBER 31,
                                                               2000           1999
                                                            ----------    ------------
U.S. Dollar-Denominated:
  Fixed Rate Notes........................................  $2,608,917     $2,757,851
  Fixed Rate Subordinated Notes...........................     198,809        174,765
  Medium-Term Senior Notes................................   2,186,350      2,143,010
  Medium-Term Subordinated Notes..........................      85,200        148,200
  Other...................................................      11,037             --
Non-U.S. Dollar-Denominated:
  Medium-Term Notes.......................................     118,823             --
                                                            ----------     ----------
                                                            $5,209,136     $5,223,826
                                                            ==========     ==========

At June 30, 2000, interest rates on the U.S. dollar-denominated fixed rate notes and fixed rate subordinated notes ranged from 6.25 percent to 9.25 percent and the weighted-average interest rate was 7.19 percent. Interest on the notes is payable semi-annually. The fixed rate notes and fixed rate subordinated notes outstanding at June 30, 2000 had an average maturity of 5.6 years.

At June 30, 2000, the Company had outstanding U.S. dollar-denominated fixed rate Medium-Term Notes of $1,292,100 and variable rate Medium-Term Notes of $979,450. The Medium-Term Notes outstanding at June 30, 2000 had an average maturity of
3.9 years and a weighted-average interest rate of 6.36 percent.

At June 30, 2000, the Non-U.S. dollar-denominated Medium-Term Notes outstanding had a weighted-average interest rate of 1.18 percent and an average maturity of
2.4 years.

In 2000, the Company issued to certain employees, 6.25% Convertible Debentures (the "Debentures") due 2007. The Debentures are convertible, at the option of the holders, into 1,931,250 shares of Convertible Preferred Stock, which are then convertible into 1,931,250 shares of common stock of the Company. The Debentures are convertible beginning on January 20, 2003.

At June 30, 2000 and December 31, 1999, the fair values of long-term borrowings were $4,998,397 and $5,140,331, respectively, as compared to the carrying amounts of $5,209,136 and $5,223,826, respectively. The estimated fair value of long-term borrowings is based upon quoted market prices for the same or similar issues and pricing models. However, for substantially all of its fixed rate debt, the Company enters into interest rate swap agreements to convert its fixed rate payments into floating rate payments.

The net fair values of the interest rate swaps were $125,726 and $127,097 payable at June 30, 2000 and December 31, 1999, respectively. The fair value of interest rate swaps used to hedge the Company's long-term borrowings is based upon the amounts the Company would receive or pay to terminate the agreements, taking into account current interest rates.

The carrying amounts of the interest rate swap agreements included in the Company's Condensed Consolidated Statements of Financial Condition at June 30, 2000 and December 31, 1999 were net receivables of $6,233 and $12,075, respectively. See Note 7 for further discussion of interest rate swap agreements used for hedging purposes.

--------------------------------------------------------------------------------

NOTE 6: CAPITAL REQUIREMENTS

PWI, a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule and New York Stock Exchange Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by PWI, minimum net capital shall not be less than 2 percent of combined aggregate debit items arising from client transactions, plus excess margin collected on securities purchased under agreements to resell, as defined. A reduction of business is required if net capital is less than 4 percent of such aggregate debit items. Business may not be expanded if net capital is less than 5 percent of such aggregate debit items. As of June 30, 2000, PWI's net capital of $1,196,312 was 9.1 percent of aggregate debit items and its net capital in excess of the minimum required was $921,545.

Effective June 9, 2000, the Company completed its merger with J.C. Bradford, a registered broker-dealer. As a registered broker-dealer, J.C. Bradford is subject to the Securities and Exchange Commission Uniform Net Capital Rule and New York Stock Exchange Growth and Business Reduction capital requirements, similar to PWI. As of June 30, 2000, J.C. Bradford's net capital of $376,146 was
41.3 percent of aggregate debit items and its net capital in excess of the minimum required was $357,940.

NOTE 7: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

  Held or Issued for Trading Purposes

Set forth below are the gross contract or notional amounts of the Company's outstanding off-balance-sheet derivative and other financial instruments held or issued for trading purposes. These amounts are not reflected in the Condensed Consolidated Statements of Financial Condition and are indicative only of the volume of activity at June 30, 2000 and December 31, 1999. They do not represent amounts subject to market risks, and in many cases, limit the Company's overall exposure to market losses by hedging other on- and off-balance-sheet transactions.

                                                 NOTIONAL OR CONTRACT AMOUNT
                                   --------------------------------------------------------
                                         JUNE 30, 2000               DECEMBER 31, 1999
                                   --------------------------    --------------------------
                                    PURCHASES        SALES        PURCHASES        SALES
                                   -----------    -----------    -----------    -----------
Mortgage-backed forward contracts
  and options written and
  purchased......................  $14,862,935    $20,758,712    $14,417,186    $17,540,786
Foreign currency forward
  contracts, futures contracts,
  and options written and
  purchased......................    2,047,008      2,014,695      1,380,925      1,373,981
Equity securities contracts
  including stock index futures,
  forwards, and options written
  and purchased..................      202,385        359,693        144,034        239,682
Other fixed income securities
  contracts including futures,
  forwards, and options written
  and purchased..................    5,930,773      7,913,074      3,557,193      5,538,887
Interest rate swaps and caps.....    1,591,267      3,737,418      1,688,762        419,989

--------------------------------------------------------------------------------

Set forth below are the fair values of derivative financial instruments held or issued for trading purposes as of June 30, 2000 and December 31, 1999. The fair value amounts are netted by counterparty when specific conditions are met.

                                                   FAIR VALUE AT              FAIR VALUE AT
                                                   JUNE 30, 2000            DECEMBER 31, 1999
                                               ----------------------    -----------------------
                                               ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                               -------    -----------    --------    -----------
Mortgage-backed forward contracts and options
  written and purchased......................  $93,514     $110,055      $159,228     $114,838
Foreign currency forward contracts, futures
  contracts, and options written and
  purchased..................................   21,160       20,211        20,274       20,158
Equity securities contracts including stock
  index futures, forwards, and options
  written and purchased......................   41,655       16,051       152,024       48,835
Other fixed income securities contracts
  including futures, forwards, and options
  written and purchased......................   12,327        6,436        29,584       20,177
Interest rate swaps and caps.................   21,000       41,489        31,569       11,087

Set forth below are the average fair values of derivative financial instruments held or issued for trading purposes for the three months ended June 30, 2000 and the twelve months ended December 31, 1999. The average fair value is based on the average of the month-end balances during the periods indicated.

                                                AVERAGE FAIR VALUE         AVERAGE FAIR VALUE
                                                   JUNE 30, 2000            DECEMBER 31, 1999
                                              -----------------------    -----------------------
                                               ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                              --------    -----------    --------    -----------
Mortgage-backed forward contracts and
  options written and purchased.............  $121,674     $112,297      $171,113     $163,954
Foreign currency forward contracts, futures
  contracts, and options written and
  purchased.................................    31,807       31,218        22,549       22,377
Equity securities contracts including stock
  index futures, forwards, and options
  written and purchased.....................    88,125       31,563        63,624       40,321
Other fixed income securities contracts
  including futures, forwards, and options
  written and purchased.....................    16,163        6,017        11,932       49,800
Interest rate swaps and caps................    29,344       26,051        18,593        6,754

The Company also sells securities, at predetermined prices, which have not yet been purchased. The Company is exposed to market risk since to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the Condensed Consolidated Statements of Financial Condition.

The off-balance-sheet derivative trading transactions are generally short-term. At June 30, 2000 substantially all of the off-balance-sheet trading-related derivative and other financial instruments had remaining maturities of less than one year.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or the replacement cost on contracts in which the Company has recorded an unrealized gain. These amounts are reflected as assets on the Company's Condensed Consolidated Statements of Financial Condition and amounted to $189,656 and $392,679 at June 30, 2000 and December 31, 1999, respectively. Options written do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis, thereby minimizing credit risk.

--------------------------------------------------------------------------------

The following table summarizes the Company's principal transactions revenues by business activity for the three months and six months ended June 30, 2000 and 1999. Principal transactions revenues include realized and unrealized gains and losses on trading positions and principal investing activities, including hedges. In assessing the profitability of its trading activities, the Company views net interest and principal transactions revenues in the aggregate.

                                                    PRINCIPAL TRANSACTIONS REVENUES
                                              --------------------------------------------
                                                  THREE MONTHS             SIX MONTHS
                                                 ENDED JUNE 30,          ENDED JUNE 30,
                                              --------------------    --------------------
                                                2000        1999        2000        1999
                                              --------    --------    --------    --------
Taxable fixed income (includes futures,
  forwards, options contracts and other
  securities)...............................  $ 61,901    $137,646    $119,672    $332,050
Equities (includes stock index futures,
  forwards and options contracts)...........    71,983     107,424     278,805     192,331
Municipals (includes futures and options
  contracts)................................    47,544      34,776      92,240      69,673
                                              --------    --------    --------    --------
                                              $181,428    $279,846    $490,717    $594,054
                                              ========    ========    ========    ========

  Held or Issued for Purposes Other Than Trading

The Company enters into interest rate swap agreements to manage the interest rate characteristics of its assets and liabilities. As of June 30, 2000 and December 31, 1999, the Company had outstanding interest rate swap agreements with commercial banks with notional amounts of $3,896,010 and $4,206,010, respectively. These agreements effectively converted substantially all of the Company's fixed rate debt at June 30, 2000 into floating rate debt. The interest rate swap agreements entered into have had the effect of increasing net interest expense on the Company's fixed rate debt by $2,359 for the six months ended June 30, 2000, and decreasing net interest expense by $13,791 for the six months ended June 30, 1999. The Company had no deferred gains or losses related to terminated swap agreements on the Company's long-term borrowings at June 30, 2000 and December 31, 1999. The Company is subject to market risk as interest rates fluctuate. The interest rate swaps contain credit risk to the extent the Company is in a receivable or gain position and the counterparty defaults. However, the counterparties to the agreements generally are large financial institutions, and the Company has not experienced defaults in the past, and management does not anticipate any counterparty defaults in the foreseeable future. See Note 5 for further discussion of interest rate swap agreements used for hedging purposes.

NOTE 8: RISK MANAGEMENT

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

  Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has an independent risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions

--------------------------------------------------------------------------------
and hedging strategies. The Asset/Liability Management Committee, comprised of senior corporate and business group managers, is responsible for establishing trading position and exposure limits.

Market risk modeling is based on estimating loss exposure through sensitivity testing. These results are compared to established limits, and exceptions are subject to review and approval by senior management. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks and holding regular meetings between the senior management of the business groups and the risk management group.

  Credit Risk in Proprietary Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Derivative credit exposures are calculated, aggregated and compared to established limits by the credit department. Credit reserve requirements are determined by senior management in conjunction with the Company's continuous credit monitoring procedures. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, government and government-agency securities, and letters of credit. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary. The Company may pledge clients' margined securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At June 30, 2000, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

  Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and exchange-traded options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending

--------------------------------------------------------------------------------
at June 30, 2000 were settled without material adverse effect on the Company's consolidated financial statements, taken as a whole.

  Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on-or off-balance-sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a major securities firm, the Company engages in underwriting and other financing activities with a broad range of clients, including other financial institutions, municipalities, governments, financing companies, and commercial real estate investors and operators. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described above.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions including banks, brokers and dealers, investment funds, and insurance companies.

NOTE 9: COMMITMENTS AND CONTINGENCIES

At June 30, 2000 and December 31, 1999, the Company was contingently liable under unsecured letters of credit totaling $204,868 and $139,156, respectively, which approximated fair value. At June 30, 2000 and December 31, 1999 certain of the Company's subsidiaries were contingently liable as issuer of approximately $45,000 of notes payable to managing general partners of various limited partnerships pursuant to certain partnership agreements. In addition, as part of the 1995 limited partnership settlements, the Company has agreed, under certain circumstances, to provide to class members additional consideration including assignment of fees the Company is entitled to receive from certain partnerships. In the opinion of management, these contingencies will not have a material adverse effect on the Company's consolidated financial statements, taken as a whole.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit which are collateralized by customer margin securities. At June 30, 2000 and December 31, 1999, the Company had outstanding $142,503 and $101,400, respectively, of such standby letters of credit. At June 30, 2000 and December 31, 1999, securities with fair value of $3,414,277 and $2,536,073, respectively, had been loaned or pledged as collateral for securities borrowed of approximately equal fair value.

In the normal course of business, the Company enters into when-issued transactions, underwriting and other commitments. Also, at June 30, 2000 and December 31, 1999, the Company had commitments of $1,411,297 and $858,122, respectively, consisting of secured credit lines to real estate operators, mortgage and asset-backed originators, and commitments to investment partnerships, in certain of which key employees are limited partners. Settlement of these transactions at June 30, 2000 would not have had a material impact on the Company's consolidated financial statements, taken as a whole.

The Company has been named as defendant in numerous legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated financial statements, taken as a whole.

--------------------------------------------------------------------------------

NOTE 10: COMPREHENSIVE INCOME

Comprehensive income is calculated in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income combines net income and certain items that directly affect stockholders' equity, such as foreign currency translation adjustments. The components of comprehensive income for the three months and six months ended June 30, 2000 and 1999 were as follows:

                                       THREE MONTHS ENDED       SIX MONTHS ENDED
                                            JUNE 30,                JUNE 30,
                                      --------------------    --------------------
                                        2000        1999        2000        1999
                                      --------    --------    --------    --------
Net income..........................  $127,506    $163,504    $303,855    $324,103
Foreign currency translation
  adjustment........................    (2,396)     (1,419)     (3,278)     (2,931)
                                      --------    --------    --------    --------
Total comprehensive income..........  $125,110    $162,085    $300,577    $321,172
                                      --------    --------    --------    --------

NOTE 11: EARNINGS PER COMMON SHARE

Earnings per common share are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes the dilutive effects of options and convertible securities and is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects all potentially dilutive securities.

--------------------------------------------------------------------------------

Set forth below is the reconciliation of net income applicable to common shares and weighted-average common and common equivalent shares of the basic and diluted earnings per common share computations:

                                 THREE MONTHS ENDED             SIX MONTHS ENDED
                                      JUNE 30,                      JUNE 30,
                             ---------------------------   ---------------------------
                                 2000           1999           2000           1999
                             ------------   ------------   ------------   ------------
NUMERATOR:
Net income.................  $    127,506   $    163,504   $    303,855   $    324,103
Preferred stock
  dividends................            --         (5,949)            --        (11,898)
                             ------------   ------------   ------------   ------------
Net income applicable to
  common shares for basic
  earnings per share.......       127,506        157,555        303,855        312,205
                             ============   ============   ============   ============
Net income applicable to
  common shares for diluted
  earnings per share.......  $    127,506   $    157,555   $    303,855   $    312,205
                             ============   ============   ============   ============
DENOMINATOR:
Weighted-average common
  shares for basic earnings
  per share................   146,067,820    145,742,741    145,324,940    145,631,920
Weighted-average effect of
  dilutive employee stock
  options and awards.......   8,508,584(1)     9,217,656    7,908,935(1)     8,673,875
                             ------------   ------------   ------------   ------------
Dilutive potential common
  shares...................     8,508,584      9,217,656      7,908,935      8,673,875
                             ------------   ------------   ------------   ------------
Weighted-average common and
  common equivalent shares
  for diluted earnings per
  share....................   154,576,404    154,960,397    153,233,875    154,305,795
                             ============   ============   ============   ============
EARNINGS PER SHARE:
Basic......................  $       0.87   $       1.08   $       2.09   $       2.14
                             ============   ============   ============   ============
Diluted....................  $       0.82   $       1.02   $       1.98   $       2.02
                             ============   ============   ============   ============

------------
(1) Included in the calculation of employee stock options and awards was the dilutive effective of 1,931,250 instruments related to convertible debentures.

NOTE 12: SEGMENT REPORTING DATA

The Company offers a wide variety of products and services, primarily those of a full service domestic broker-dealer to a domestic market, through its two operating segments: Individual and Institutional. The Individual segment offers brokerage services and products (such as the purchase and sale of securities, insurance annuity contracts, mutual funds, wrap fee products, and margin and securities lending), asset management and other investment advisory and portfolio management products and services, and execution and clearing services for transactions originated by individual investors. The Institutional segment principally includes capital market products and services (such as the placing of securities and other financial instruments for--and the execution of trades on behalf of--institutional clients, investment banking services such as the underwriting of debt and equity securities, and mergers and acquisitions advisory services).

--------------------------------------------------------------------------------

Segment revenues and expenses in the table below consist of those that are directly attributable to the segment under which they are reported, combined with segment amounts based on Company allocation methodologies (for example, allocating a portion of investment banking revenues to the Individual segment; relative utilization of the Company's square footage for certain cost allocations).

                                                           THREE MONTHS ENDED JUNE 30, 2000
                                                       -----------------------------------------
                                                       INDIVIDUAL    INSTITUTIONAL      TOTAL
                                                       ----------    -------------    ----------
Total revenues.......................................  $1,422,061      $894,365       $2,316,426
Net revenues.........................................   1,142,750       268,422        1,411,172
Income before taxes and minority interest............     199,050        13,020          212,070

                                                           THREE MONTHS ENDED JUNE 30, 1999
                                                       -----------------------------------------
                                                       INDIVIDUAL    INSTITUTIONAL      TOTAL
                                                       ----------    -------------    ----------
Total revenues.......................................  $1,135,946      $835,032       $1,970,978
Net revenues.........................................     980,018       367,889        1,347,907
Income before taxes and minority interest............     152,980       116,687          269,667

                                                           SIX MONTHS ENDED JUNE 30, 2000
                                                      -----------------------------------------
                                                      INDIVIDUAL    INSTITUTIONAL      TOTAL
                                                      ----------    -------------    ----------
Total revenues......................................  $2,892,812     $1,828,735      $4,721,547
Net revenues........................................   2,394,028        614,249       3,008,277
Income before taxes and minority interest...........     398,244        104,045         502,289

                                                           SIX MONTHS ENDED JUNE 30, 1999
                                                      -----------------------------------------
                                                      INDIVIDUAL    INSTITUTIONAL      TOTAL
                                                      ----------    -------------    ----------
Total revenues......................................  $2,240,355     $1,653,933      $3,894,288
Net revenues........................................   1,935,131        727,667       2,662,798
Income before taxes and minority interest...........     304,873        229,813         534,686

Total assets for the Individual and Institutional segments were $26,786,776 and $39,615,726, respectively, at June 30, 2000 and $21,828,324 and $39,784,052,
respectively at December 31, 1999.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               THIRD QUARTER 2000

                               SEPTEMBER 30, 2000

--------------------------------------------------------------------------------

                         PART I--FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                            PAINE WEBBER GROUP INC.

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (In thousands of dollars except share and per share amounts)

                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                            SEPTEMBER 30,                 SEPTEMBER 30,
                                     ---------------------------   ---------------------------
                                         2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------
REVENUES
Commissions........................  $    528,948   $    451,341   $  1,765,630   $  1,419,092
Principal transactions.............       287,931        235,914        778,648        829,968
Asset management...................       314,083        235,712        893,076        666,250
Investment banking.................       107,502        134,235        385,329        420,321
Interest...........................     1,167,415        762,205      3,223,170      2,289,636
Other..............................        39,367         40,785        120,940        129,213
                                     ------------   ------------   ------------   ------------
     Total revenues................     2,445,246      1,860,192      7,166,793      5,754,480
Interest expense...................     1,002,567        623,025      2,715,837      1,854,515
                                     ------------   ------------   ------------   ------------
     Net revenues..................     1,442,679      1,237,167      4,450,956      3,899,965
                                     ------------   ------------   ------------   ------------
NON-INTEREST EXPENSES
Compensation and benefits..........       875,012        711,783      2,664,401      2,260,575
Office and equipment...............       111,933         89,159        308,220        259,941
Communications.....................        49,408         42,331        140,338        127,179
Business development...............        34,172         30,861        114,849         83,262
Brokerage, clearing & exchange
  fees.............................        16,203         23,391         63,806         71,268
Professional services..............        42,215         33,469        142,096         96,318
Other..............................        93,536         80,188        294,757        240,751
                                     ------------   ------------   ------------   ------------
     Total non-interest expenses...     1,222,479      1,011,182      3,728,467      3,139,294
                                     ------------   ------------   ------------   ------------
INCOME BEFORE TAXES AND MINORITY
  INTEREST.........................       220,200        225,985        722,489        760,671
  Provision for income taxes.......        76,370         79,722        258,682        274,183
                                     ------------   ------------   ------------   ------------
INCOME BEFORE MINORITY INTEREST....       143,830        146,263        463,807        486,488
  Minority interest................         8,061          8,061         24,183         24,183
                                     ------------   ------------   ------------   ------------
NET INCOME.........................  $    135,769   $    138,202   $    439,624   $    462,305
                                     ============   ============   ============   ============
Net income applicable to common
  shares...........................  $    135,769   $    132,253   $    439,624   $    444,458
                                     ============   ============   ============   ============
Earnings per common share:
  Basic............................  $       0.92   $       0.91   $       3.01   $       3.05
  Diluted..........................  $       0.85   $       0.86   $       2.83   $       2.88
Weighted-average common shares:
  Basic............................   148,019,200    145,633,697    146,143,267    145,583,134
  Diluted..........................   159,911,113    153,857,503    155,100,328    154,106,985
Dividends declared per common
  share............................  $       0.12   $       0.11   $       0.36   $       0.33

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

      CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (UNAUDITED)
          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2000            1999
                                                              -------------   ------------
ASSETS
Cash and cash equivalents...................................   $   214,593    $   176,401
Cash and securities segregated and on deposit for federal
  and other regulations.....................................     1,426,661        823,059
Financial instruments owned.................................    23,793,940     21,144,830
Securities received as collateral...........................       894,448      1,079,976
Securities purchased under agreements to resell.............    15,678,483     15,923,948
Securities borrowed.........................................    10,260,714     10,526,638
Receivables, net of allowance for doubtful accounts of
  $18,903 and $30,039 at September 30, 2000 and December 31,
  1999, respectively........................................    12,367,901     10,287,937
Office equipment and leasehold improvements, net of
  accumulated depreciation and amortization of $622,888 and
  $527,718 at September 30, 2000 and December 31, 1999,
  respectively..............................................       823,326        579,819
Other assets................................................     1,988,201      1,069,768
                                                               -----------    -----------
                                                               $67,448,267    $61,612,376
                                                               ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term borrowings.......................................   $ 1,810,822    $ 1,884,250
Financial instruments sold, not yet purchased...............     3,467,766      7,099,208
Securities sold under agreements to repurchase..............    29,377,087     25,740,196
Securities loaned...........................................     6,419,531      5,661,200
Obligation to return securities received as collateral......       894,448      1,079,976
Payables....................................................    13,514,944      8,448,217
Other liabilities and accrued expenses......................     3,233,534      3,164,496
Long-term borrowings........................................     4,943,484      5,223,826
                                                               -----------    -----------
                                                                63,661,616     58,301,369
                                                               -----------    -----------
Commitments and contingencies
Company-Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts holding solely Company
  Guaranteed Related Subordinated Debt......................       393,750        393,750
Stockholders' Equity:
  Common stock, $1 par value, 400,000,000 shares authorized, issued 197,727,238 shares and 193,145,152 shares at
     September 30, 2000 and December 31, 1999,
     respectively...........................................       197,727        193,145
  Additional paid-in capital................................     1,833,623      1,672,085
  Retained earnings.........................................     2,557,928      2,171,080
  Treasury stock, at cost; 48,752,322 shares and 47,557,064
     shares at September 30, 2000 and December 31, 1999,
     respectively...........................................    (1,186,605)    (1,113,736)
  Accumulated other comprehensive income....................        (9,772)        (5,317)
                                                               -----------    -----------
                                                                 3,392,901      2,917,257
                                                               -----------    -----------
                                                               $67,448,267    $61,612,376
                                                               ===========    ===========

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

                            PAINE WEBBER GROUP INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                           (IN THOUSANDS OF DOLLARS)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $   439,624    $   462,305
Adjustments to reconcile net income to cash provided by
  (used for) operating activities:
Noncash items included in net income:
  Depreciation and amortization.............................      105,370         73,035
  Deferred income taxes.....................................        2,138        (45,757)
  Amortization of deferred charges..........................       99,584         81,708
  Stock-based compensation..................................       (5,116)        12,680
(Increase) decrease in operating assets:
  Cash and securities on deposit............................     (603,325)       (87,157)
  Financial instruments owned...............................   (2,366,989)    (1,582,711)
  Securities purchased under agreements to resell...........      245,465      1,405,018
  Securities borrowed.......................................      491,110       (651,622)
  Receivables...............................................   (1,180,787)    (1,548,063)
  Other assets..............................................     (360,248)      (282,626)
Increase (decrease) in operating liabilities:
  Financial instruments sold, not yet purchased.............   (3,631,443)       445,507
  Securities sold under agreements to repurchase............    3,636,891      2,227,316
  Securities loaned.........................................      490,408        199,468
  Payables..................................................    4,236,051     (1,249,085)
  Other.....................................................     (168,013)       134,438
                                                              -----------    -----------
  Cash provided by (used for) operating activities..........    1,430,720       (405,546)
                                                              -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for:
  Net assets acquired in business acquisition...............     (621,667)            --
  Office equipment and leasehold improvements...............     (306,217)      (179,731)
                                                              -----------    -----------
  Cash used for investing activities........................     (927,884)      (179,731)
                                                              -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (payments on) short-term borrowings.......     (107,630)        10,483
Proceeds from:
  Long-term borrowings......................................      471,761      1,010,984
  Employee stock transactions...............................      130,917         72,410
Payments for:
  Long-term borrowings......................................     (792,150)      (300,575)
  Repurchases of common stock...............................     (114,767)      (151,446)
  Dividends.................................................      (52,775)       (65,373)
                                                              -----------    -----------
  Cash (used for) provided by financing activities..........     (464,644)       576,483
                                                              -----------    -----------
Increase (decrease) in cash and cash equivalents............       38,192         (8,794)
  Cash and cash equivalents, beginning of period............      176,401        228,359
                                                              -----------    -----------
  Cash and cash equivalents, end of period..................  $   214,593    $   219,565
                                                              ===========    ===========

See notes to condensed consolidated financial statements.

--------------------------------------------------------------------------------

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

The condensed consolidated financial statements include the accounts of Paine Webber Group Inc. ("PWG") and its wholly owned subsidiaries, including its principal subsidiary PaineWebber Incorporated ("PWI") (collectively, the "Company"). All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to current year presentations. The December 31, 1999 Condensed Consolidated Statement of Financial Condition was derived from the audited consolidated financial statements of the Company. The financial information as of and for the periods ended September 30, 2000 and 1999 is unaudited. All normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation have been made.

Certain financial information that is normally in annual financial statements but is not required for interim reporting purposes has been condensed or omitted. The condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, and March 31, 2000. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year.

  Statement of Cash Flows

Total interest payments, which relate principally to agreements to repurchase, short-term borrowings, securities loaned and long-term borrowings, were $2,782,961 and $1,834,039 for the nine months ended September 30, 2000 and 1999, respectively. Income taxes paid were $232,558 and $268,289 for the nine months ended September 30, 2000 and 1999, respectively.

  Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes revised accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity measure all derivative instruments at fair value and recognize such instruments as either assets or liabilities in the consolidated statements of financial condition. The accounting for changes in the fair value of a derivative instrument will depend on the intended use of the derivative as either a fair value hedge, a cash flow hedge or a foreign currency hedge. The effect of the changes in fair value of the derivatives and, in certain cases, the hedged items are to be reflected in either the consolidated statements of income or as a component of other comprehensive income, based upon the resulting designation. As issued, SFAS No. 133 was effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment to FASB Statement No. 133". The Company expects that the adoption of these statements will not have a material effect on the Company's Consolidated Financial Statements, taken as a whole.

--------------------------------------------------------------------------------

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company has not yet determined the impact of this statement on the Company's Consolidated Financial Statements, taken as a whole.

NOTE 2: RECENT EVENTS

On October 23, 2000, the stockholders of PWG adopted the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 12, 2000, by and among PWG, UBS AG ("UBS") and a subsidiary of UBS, pursuant to which PWG will merge with and into that subsidiary. Under the terms of the agreement, PWG's stockholders will have the right to elect to receive either $73.50 in cash or 0.4954 of an ordinary share of UBS AG stock for each share of PWG's common stock, $1 par value ("common stock") that they own. The percentage of PWG's common stock that will be converted into the right to receive UBS AG stock is fixed at 50 percent. Adjustments to elections may therefore be necessary so that, in the aggregate, 50 percent of the shares of PWG's common stock is converted into the right to receive UBS AG stock, and 50 percent is converted into the right to receive cash. The transaction, which is expected to be completed in November of 2000, is subject to customary closing conditions, including certain regulatory approvals.

NOTE 3: MERGER WITH J.C. BRADFORD

On June 9, 2000, the Company completed its merger with J.C. Bradford & Co. L.L.C. ("J.C. Bradford"), a leading privately-held brokerage firm in the Southeastern U.S., for approximately $622,000 in cash. The merger was accounted for as a purchase and, accordingly, the excess of the purchase cost over the fair value of the net assets acquired of approximately $185,000, resulted in the Company recording $560,000 in goodwill, which is being amortized over 25 years on a straight-line basis. The consolidated financial statements of the Company include the results of J.C. Bradford from the closing date. As a result of the merger, in the second quarter of 2000, the Company recorded after-tax costs of approximately $18,800 ($30,000 pre-tax) relating primarily to the elimination of the Company's duplicate facilities, severance and other costs.

--------------------------------------------------------------------------------

NOTE 4: FINANCIAL INSTRUMENTS OWNED AND SOLD, NOT YET PURCHASED

At September 30, 2000 and December 31, 1999, financial instruments owned and financial instruments sold, not yet purchased consisted of the following:

                                                         SEPTEMBER 30,    DECEMBER 31,
                                                             2000             1999
                                                         -------------    ------------
Financial instruments owned:
  U.S. government and agencies.........................   $ 7,724,521     $ 5,864,331
  Mortgages and mortgage-backed........................    10,426,454       9,012,415
  Corporate debt.......................................       671,925       1,875,361
  Commercial paper and other short-term debt...........     1,890,638       1,744,036
  Equities and other...................................     2,363,490       2,030,986
  State and municipals.................................       716,912         617,701
                                                          -----------     -----------
                                                          $23,793,940     $21,144,830
                                                          ===========     ===========
Financial instruments sold, not yet purchased:
  U.S. government and agencies.........................   $ 2,768,820     $ 5,804,259
  Mortgages and mortgage-backed........................       145,255         123,049
  Corporate debt.......................................       283,084         785,890
  Equities.............................................       257,343         348,485
  State and municipals.................................        13,264          37,525
                                                          -----------     -----------
                                                          $ 3,467,766     $ 7,099,208
                                                          ===========     ===========

NOTE 5: LONG-TERM BORROWINGS

Long-term borrowings at September 30, 2000 and December 31, 1999 consisted of the following:

                                                            SEPTEMBER 30,    DECEMBER 31,
                                                                2000             1999
                                                            -------------    ------------
U.S. Dollar-Denominated:
  Fixed Rate Notes........................................   $2,607,009       $2,757,851
  Fixed Rate Subordinated Notes...........................      174,831          174,765
  Medium-Term Senior Notes................................    1,950,850        2,143,010
  Medium-Term Subordinated Notes..........................       84,200          148,200
  Other...................................................       10,044               --
Non-U.S. Dollar-Denominated:
  Medium-Term Notes.......................................      116,550               --
                                                             ----------       ----------
                                                             $4,943,484       $5,223,826
                                                             ==========       ==========

At September 30, 2000, interest rates on the U.S. dollar-denominated fixed rate notes and fixed rate subordinated notes ranged from 6.25 percent to 9.25 percent and the weighted-average interest rate was 7.19 percent. Interest on the notes is payable semi-annually. The fixed rate notes and fixed rate subordinated notes outstanding at September 30, 2000 had an average maturity of 5.3 years.

At September 30, 2000, the Company had outstanding U.S. dollar-denominated fixed rate Medium-Term Notes of $1,071,100 and variable rate Medium-Term Notes of $963,950. The Medium-Term Notes outstanding at September 30, 2000 had an average maturity of 4.2 years and a weighted-average interest rate of 5.97 percent.

--------------------------------------------------------------------------------

At September 30, 2000, the Non-U.S. dollar-denominated Medium-Term Notes outstanding had a weighted-average interest rate of 1.18 percent and an average maturity of 2.16 years.

In 2000, the Company issued to certain employees, 6.25% Convertible Debentures due 2007 (the "Debentures"). The Debentures were initially convertible, at the option of the holders beginning on January 20, 2003, into 1,931,250 shares of Convertible Preferred Stock, which were then convertible into 1,931,250 shares of common stock of the Company.

As a result of the Company entering into the Merger Agreement, the Debentures became convertible effective upon the adoption by the stockholders of the Company of the Merger Agreement, which occurred on October 23, 2000. Pursuant to their terms, on October 16, 2000, the Company called for redemption on October 23, 2000 all of the outstanding Debentures. All outstanding Debentures were converted into common stock.

At September 30, 2000 and December 31, 1999, the fair values of long-term borrowings were $4,924,528 and $5,140,331, respectively, as compared to the carrying amounts of $4,943,484 and $5,223,826, respectively. The estimated fair value of long-term borrowings is based upon quoted market prices for the same or similar issues and pricing models. However, for substantially all of its fixed rate debt, the Company enters into interest rate swap agreements to convert its fixed rate payments into floating rate payments.

The net fair values of the interest rate swaps were $61,739 and $127,097 payable at September 30, 2000 and December 31, 1999, respectively. The fair value of interest rate swaps used to hedge the Company's long-term borrowings is based upon the amounts the Company would receive or pay to terminate the agreements, taking into account current interest rates.

The carrying amounts of the interest rate swap agreements included in the Company's Condensed Consolidated Statements of Financial Condition at September 30, 2000 and December 31, 1999 were net receivables of $4,780 and $12,075, respectively. See Note 7 for further discussion of interest rate swap agreements used for hedging purposes.

NOTE 6: CAPITAL REQUIREMENTS

PWI, a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule and New York Stock Exchange Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by PWI, minimum net capital shall not be less than 2 percent of combined aggregate debit items arising from client transactions, plus excess margin collected on securities purchased under agreements to resell, as defined. A reduction of business is required if net capital is less than 4 percent of such aggregate debit items. Business may not be expanded if net capital is less than 5 percent of such aggregate debit items. As of September 30, 2000, PWI's net capital of $1,608,364 was 10.1 percent of aggregate debit items and its net capital in excess of the minimum required was $1,281,410.

--------------------------------------------------------------------------------

NOTE 7: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

  Held or Issued for Trading Purposes

Set forth below are the gross contract or notional amounts of the Company's outstanding off-balance-sheet derivative and other financial instruments held or issued for trading purposes. These amounts are not reflected in the Condensed Consolidated Statements of Financial Condition and are indicative only of the volume of activity at September 30, 2000 and December 31, 1999. They do not represent amounts subject to market risks, and in many cases, limit the Company's overall exposure to market losses by hedging other on- and off-balance-sheet transactions.

                                                      NOTIONAL OR CONTRACT AMOUNT
                                         -----------------------------------------------------
                                            SEPTEMBER 30, 2000           DECEMBER 31, 1999
                                         -------------------------   -------------------------
                                          PURCHASES       SALES       PURCHASES       SALES
                                         -----------   -----------   -----------   -----------
Mortgage-backed forward contracts and
  options written and purchased........  $18,963,831   $26,909,451   $14,417,186   $17,540,786
Foreign currency forward contracts,
  futures contracts, and options
  written and purchased................    2,119,724     2,133,310     1,380,925     1,373,981
Equity securities contracts including
  stock index futures, forwards, and
  options written and purchased........      184,066       271,879       144,034       239,682
Other fixed income securities contracts
  including futures, forwards, and
  options written and purchased........    1,742,936     4,252,001     3,557,193     5,538,887
Interest rate swaps and caps...........    1,850,008     3,643,008     1,688,762       419,989

Set forth below are the fair values of derivative financial instruments held or issued for trading purposes as of September 30, 2000 and December 31, 1999. The fair value amounts are netted by counterparty when specific conditions are met.

                                                         FAIR VALUE AT           FAIR VALUE AT
                                                      SEPTEMBER 30, 2000       DECEMBER 31, 1999
                                                     ---------------------   ----------------------
                                                     ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                     -------   -----------   --------   -----------
Mortgage-backed forward contracts and options
  written and purchased............................  $88,571    $105,027     $159,228    $114,838
Foreign currency forward contracts, futures
  contracts, and options written and purchased.....   20,304      17,001       20,274      20,158
Equity securities contracts including stock index
  futures, forwards, and options written and
  purchased........................................   16,074      16,246      152,024      48,835
Other fixed income securities contracts including
  futures, forwards, and options written and
  purchased........................................    2,100         378       29,584      20,177
Interest rate swaps and caps.......................   20,022      46,841       31,569      11,087

--------------------------------------------------------------------------------

Set forth below are the average fair values of derivative financial instruments held or issued for trading purposes for the three months ended September 30, 2000 and the twelve months ended December 31, 1999. The average fair value is based on the average of the month-end balances during the periods indicated.

                                                        AVERAGE FAIR VALUE       AVERAGE FAIR VALUE
                                                        SEPTEMBER 30, 2000       DECEMBER 31, 1999
                                                       ---------------------   ----------------------
                                                       ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                       -------   -----------   --------   -----------
Mortgage-backed forward contracts and options written
  and purchased......................................  $65,054     $69,284     $171,113    $163,954
Foreign currency forward contracts, futures
  contracts, and options written and purchased.......   25,445      25,016       22,549      22,377
Equity securities contracts including stock index
  futures, forwards, and options written and
  purchased..........................................   60,256      19,098       63,624      40,321
Other fixed income securities contracts including
  futures, forwards, and options written and
  purchased..........................................    3,686          23       11,932      49,800
Interest rate swaps and caps.........................   19,871      43,877       18,593       6,754

The Company also sells securities, at predetermined prices, which have not yet been purchased. The Company is exposed to market risk since to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the Condensed Consolidated Statements of Financial Condition.

The off-balance-sheet derivative trading transactions are generally short-term. At September 30, 2000 substantially all of the off-balance-sheet trading-related derivative and other financial instruments had remaining maturities of less than one year.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or the replacement cost on contracts in which the Company has recorded an unrealized gain. These amounts are reflected as assets on the Company's Condensed Consolidated Statements of Financial Condition and amounted to $147,071 and $392,679 at September 30, 2000 and December 31, 1999,
respectively. Options written do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis, thereby minimizing credit risk.

The following table summarizes the Company's principal transactions revenues by business activity for the three months and nine months ended September 30, 2000 and 1999. Principal transactions revenues include realized and unrealized gains and losses on trading positions and principal investing activities, including hedges. In assessing the profitability of its trading activities, the Company views net interest and principal transactions revenues in the aggregate.

                                                         PRINCIPAL TRANSACTIONS REVENUES
                                                    -----------------------------------------
                                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                                       SEPTEMBER 30,         SEPTEMBER 30,
                                                    -------------------   -------------------
                                                      2000       1999       2000       1999
                                                    --------   --------   --------   --------
Taxable fixed income (includes futures, forwards,
  options contracts and other securities).........  $ 64,685   $ 72,228   $184,357   $404,278
Equities (includes stock index futures, forwards
  and options contracts)..........................   179,232    119,968    458,037    312,299
Municipals (includes futures and options
  contracts)......................................    44,014     43,718    136,254    113,391
                                                    --------   --------   --------   --------
                                                    $287,931   $235,914   $778,648   $829,968
                                                    ========   ========   ========   ========

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  Held or Issued for Purposes Other Than Trading

The Company enters into interest rate swap agreements to manage the interest rate characteristics of its assets and liabilities. As of September 30, 2000 and December 31, 1999, the Company had outstanding interest rate swap agreements with commercial banks with notional amounts of $3,706,010 and $4,206,010, respectively. These agreements effectively converted substantially all of the Company's fixed rate debt at September 30, 2000 into floating rate debt. The interest rate swap agreements entered into have had the effect of increasing net interest expense on the Company's fixed rate debt by $7,737 for the nine months ended September 30, 2000, and decreasing net interest expense by $20,370 for the nine months ended September 30, 1999. The Company had no deferred gains or losses related to terminated swap agreements on the Company's long-term borrowings at September 30, 2000 and December 31, 1999. The Company is subject to market risk as interest rates fluctuate. The interest rate swaps contain credit risk to the extent the Company is in a receivable or gain position and the counterparty defaults. However, the counterparties to the agreements generally are large financial institutions, and the Company has not experienced defaults in the past, and management does not anticipate any counterparty defaults in the foreseeable future. See Note 5 for further discussion of interest rate swap agreements used for hedging purposes.

NOTE 8: RISK MANAGEMENT

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

  Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has an independent risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies. The Asset/Liability Management Committee, comprised of senior corporate and business group managers, is responsible for establishing trading position and exposure limits.

Market risk modeling is based on estimating loss exposure through sensitivity testing. These results are compared to established limits, and exceptions are subject to review and approval by senior management. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks and holding regular meetings between the senior management of the business groups and the risk management group.

  Credit Risk in Proprietary Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

--------------------------------------------------------------------------------

Derivative credit exposures are calculated, aggregated and compared to established limits by the credit department. Credit reserve requirements are determined by senior management in conjunction with the Company's continuous credit monitoring procedures. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, government and government-agency securities, and letters of credit. The market value of the initial collateral received approximates or is greater than the contract value. Additional collateral is requested when considered necessary. The Company may pledge clients' margined securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At September 30, 2000, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

  Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and exchange-traded options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at September 30, 2000 were settled without material adverse effect on the Company's consolidated financial statements, taken as a whole.

  Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on-or off-balance-sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a major securities firm, the Company engages in underwriting and other financing activities with a broad range of clients, including other financial institutions, municipalities, governments, financing companies, and commercial real estate investors and operators. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described above.

--------------------------------------------------------------------------------

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions including banks, brokers and dealers, investment funds, and insurance companies.

NOTE 9: COMMITMENTS AND CONTINGENCIES

At September 30, 2000 and December 31, 1999, the Company was contingently liable under unsecured letters of credit totaling $298,498 and $139,156, respectively, which approximated fair value. At September 30, 2000 and December 31, 1999 certain of the Company's subsidiaries were contingently liable as issuer of approximately $45,000 of notes payable to managing general partners of various limited partnerships pursuant to certain partnership agreements. In addition, as part of the 1995 limited partnership settlements, the Company has agreed, under certain circumstances, to provide to class members additional consideration including assignment of fees the Company is entitled to receive from certain partnerships. In the opinion of management, these contingencies will not have a material adverse effect on the Company's consolidated financial statements, taken as a whole.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit which are collateralized by customer margin securities. At September 30, 2000 and December 31, 1999, the Company had outstanding $182,712 and $101,400, respectively, of such standby letters of credit. At September 30, 2000 and December 31, 1999, securities with fair value of $2,416,428 and $2,536,073, respectively, had been loaned or pledged as collateral for securities borrowed of approximately equal fair value.

In the normal course of business, the Company enters into when-issued transactions, underwriting and other commitments. Also, at September 30, 2000 and December 31, 1999, the Company had commitments of $1,176,781 and $858,122, respectively, consisting of secured credit lines to real estate operators, mortgage and asset-backed originators, and commitments to investment partnerships, in certain of which key employees are limited partners. Settlement of these transactions at September 30, 2000 would not have had a material impact on the Company's consolidated financial statements, taken as a whole.

The Company has been named as defendant in numerous legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated financial statements, taken as a whole.

NOTE 10: COMPREHENSIVE INCOME

Comprehensive income is calculated in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income combines net income and certain items that directly affect stockholders' equity, such as foreign currency translation adjustments. The components of comprehensive income for the three months and nine months ended September 30, 2000 and 1999 were as follows:

                                       THREE MONTHS ENDED      NINE MONTHS ENDED
                                         SEPTEMBER 30,           SEPTEMBER 30,
                                      --------------------    --------------------
                                        2000        1999        2000        1999
                                      --------    --------    --------    --------
Net income..........................  $135,769    $138,202    $439,624    $462,305
Foreign currency translation
  adjustment........................    (1,177)      2,046      (4,455)       (885)
                                      --------    --------    --------    --------
Total comprehensive income..........  $134,592    $140,248    $435,169    $461,420
                                      ========    ========    ========    ========

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NOTE 11: EARNINGS PER COMMON SHARE

Earnings per common share are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes the dilutive effects of options and convertible securities and is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects all potentially dilutive securities.

Set forth below is the reconciliation of net income applicable to common shares and weighted-average common and common equivalent shares of the basic and diluted earnings per common share computations:

                              THREE MONTHS ENDED             NINE MONTHS ENDED
                                 SEPTEMBER 30,                 SEPTEMBER 30,
                          ---------------------------   ---------------------------
                              2000           1999           2000           1999
                          ------------   ------------   ------------   ------------
NUMERATOR:
Net income..............  $    135,769   $    138,202   $    439,624   $    462,305
Preferred stock
  dividends.............            --         (5,949)            --        (17,847)
                          ------------   ------------   ------------   ------------
Net income applicable to
  common shares for
  basic earnings per
  share.................       135,769        132,253        439,624        444,458
                          ============   ============   ============   ============
Net income applicable to
  common shares for
  diluted earnings per
  share.................  $    135,769   $    132,253   $    439,624   $    444,458
                          ============   ============   ============   ============
DENOMINATOR:
Weighted-average common
  shares for basic
  earnings per share....   148,019,200    145,633,697    146,143,267    145,583,134
Weighted-average effect
  of dilutive employee
  stock options and
  awards................    11,891,913      8,223,806      8,957,061      8,523,851
                          ------------   ------------   ------------   ------------
Weighted-average common
  and common equivalent
  shares for diluted
  earnings per share....   159,911,113    153,857,503    155,100,328    154,106,985
                          ============   ============   ============   ============
EARNINGS PER SHARE:
Basic...................  $       0.92   $       0.91   $       3.01   $       3.05
                          ============   ============   ============   ============
Diluted.................  $       0.85   $       0.86   $       2.83   $       2.88
                          ============   ============   ============   ============

Pursuant to the terms and conditions of the Company's various Stock Option and Award Plans which provide for the granting to officers and other key employees nonqualified stock options, restricted stock awards, restricted stock units and other stock based awards (the "Awards"), effective October 23, 2000, the date the shareholders of the Company approved the Merger Agreement, the Awards that were previously unvested or restricted became fully vested and no longer subject to restrictions on sales and transfers.

--------------------------------------------------------------------------------

NOTE 12: SEGMENT REPORTING DATA

The Company offers a wide variety of products and services, primarily those of a full service domestic broker-dealer to a domestic market, through its two operating segments: Individual and Institutional. The Individual segment offers brokerage services and products (such as the purchase and sale of securities, insurance annuity contracts, mutual funds, wrap fee products, and margin and securities lending), asset management and other investment advisory and portfolio management products and services, and execution and clearing services for transactions originated by individual investors. The Institutional segment principally includes capital market products and services (such as the placing of securities and other financial instruments for--and the execution of trades on behalf of--institutional clients, investment banking services such as the underwriting of debt and equity securities, and mergers and acquisitions advisory services).

Segment revenues and expenses in the table below consist of those that are directly attributable to the segment under which they are reported, combined with segment amounts based on Company allocation methodologies (for example, allocating a portion of investment banking revenues to the Individual segment; relative utilization of the Company's square footage for certain cost allocations).

                        THREE MONTHS ENDED SEPTEMBER 30, 2000     THREE MONTHS ENDED SEPTEMBER 30, 1999
                       ---------------------------------------   ---------------------------------------
                       INDIVIDUAL   INSTITUTIONAL     TOTAL      INDIVIDUAL   INSTITUTIONAL     TOTAL
                       ----------   -------------   ----------   ----------   -------------   ----------
Total revenues.......  $1,556,834    $  888,412     $2,445,246   $1,167,330    $  692,862     $1,860,192
Net revenues.........   1,204,463       238,216      1,442,679    1,010,919       226,248      1,237,167
Income before taxes
  and minority
  interest...........     171,842        48,358        220,200      186,513        39,472        225,985

                        NINE MONTHS ENDED SEPTEMBER 30, 2000      NINE MONTHS ENDED SEPTEMBER 30, 1999
                       ---------------------------------------   ---------------------------------------
                       INDIVIDUAL   INSTITUTIONAL     TOTAL      INDIVIDUAL   INSTITUTIONAL     TOTAL
                       ----------   -------------   ----------   ----------   -------------   ----------
Total revenues.......  $4,449,646    $2,717,147     $7,166,793   $3,407,685    $2,346,795     $5,754,480
Net revenues.........   3,598,490       852,466      4,450,956    2,946,050       953,915      3,899,965
Income before taxes
  and minority
  interest...........     570,086       152,403        722,489      491,386       269,285        760,671

Total assets for the Individual and Institutional segments were $30,141,208 and $37,307,059, respectively, at September 30, 2000 and $21,828,324 and
$39,784,052, respectively at December 31, 1999.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          UBS AG

                                          By: /s/ ROBERT DINERSTEIN
                                            ------------------------------------
                                              Name: Robert Dinerstein
                                              Title:   Managing Director

                                          By: /s/ ROBERT MILLS
                                            ------------------------------------
                                              Name: Robert Mills
                                              Title:   Managing Director

Date: May 8, 2001